Exhibit 99.7

2011 ANNUAL REPORT METAL STORM LIMITED ABN 99 064 270 006

Metal Storm Limited

99 064 270 006

Contents to Annual Report

CORPORATE INFORMATION	2

CHAIRMAN’S REPORT	3

CHIEF EXECUTIVE’S REPORT	4

CORPORATE GOVERNANCE STATEMENT	6

PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT	6

PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE	7

PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING	8

PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING	8

PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE	9

PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS	9

PRINCIPLE 7: RECOGNISE AND MANAGE RISK	9

PRINCIPLE 8: REMUNERATE FAIRLY AND RESPONSIBLY	10

DIRECTOR’S REPORT	11

DIRECTORS	11

REVIEW OF OPERATIONS	14

REMUNERATION REPORT	17

DIRECTORS’ MEETINGS	23

FINANCIAL STATEMENTS	25

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	25

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	26

CONSOLIDATED STATEMENT OF CASH FLOW	27

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	28

NOTES TO THE FINANCIAL STATEMENTS	29

DIRECTORS’ DECLARATION	65

ASX ADDITIONAL INFORMATION	68

This annual report covers the consolidated financial statements for the consolidated entity consisting of Metal Storm Limited and its subsidiaries. The financial statements are presented in Australian dollars.

The financial statements were authorised for issue by the directors on 2 April 2012. The Directors have the power to amend and reissue the financial statements.

Metal Storm Limited

Corporate Information

As at 24 February 2012

Directors:

T J O’Dwyer (Chairman)

L J Finniear (Chief Executive Officer)

J R Nicholls

T W Tappenden

W Henkel

Company Secretary:

B I Farmer

Registered Office and Principal Place of Business:

Australia

29 Sudbury Street

Darra QLD 4076 Australia

Phone +61 7 3147 8600

Fax: +61 7 3147 8610

Email: msau@metalstorm.com

Web: www.metalstorm.com

USA

Suite 810, 4350 Fairfax Drive

Arlington VA 22203 USA

Phone +1 703 248 8218

Auditors:

PricewaterhouseCoopers

Bankers:

Westpac Banking Corporation

Wachovia Bank (USA)

Lawyers:

Corrs Chambers Westgarth

Baker McKenzie

Patent Attorney:

Davis Collison Cave

Share and Notes Registry Australia:

Computershare Investor Services Pty Ltd

117 Victoria Street, West End Queensland 4101,

Australia

Phone: +61 7 3237 2100

Fax: +61 7 3237 2152

Web: www.computershare.com.au

Share Registry USA:

Bank of New York

Depository Receipts Division

6th Floor, 620 Avenue of the Americas

New York NY 10011 USA

Stock Exchange Listings:

Metal Storm Limited’s ordinary shares are quoted on the Australian Securities Exchange Limited (“ASX”) (trading code: MST), its interest bearing convertible notes are quoted on the ASX and the Port Moresby Stock Exchange Limited in Papua New Guinea (trading code: MSTG), its secured convertible notes are quoted on the ASX (trading code (MSTGA), and its ADR’s are traded on the Over the Counter (OTC) market in the United States of America (ticker symbol: MTSXY).

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Metal Storm Limited

Chairman’s Report

Ladies and Gentlemen,

The Company was very pleased to make the announcement regarding the Luxinvest investment and some restructuring of the Balance Sheet by way of debt removal.

All shareholders should be aware that this company survives on the determination of its staff, its Board and some advisors working for free to achieve the commercial product outcomes that are available to the Company. The constraint for the Company in commercialisation has been capital – not the product or the people but the capital position.

The task of capital restructure was complex and difficult. It took considerable energy and discipline to finalise and I am pleased to therefore publicly thank those who conceived it and made it happen. They did that while there was virtually no cash available to do this in any way except on the cheap. The executive team, our staff here in Australia and in the USA, all worked under the most stressful of conditions. On the structural side I acknowledge those advisors who put the concept together without payment, my fellow Board members who were active participants in keeping the Company continuing on track despite the adversity of limited funds and our lawyers and auditors who were generous with time and careful billing during this period.

This last year we were required to have six general meetings. To you the shareholders who attended one or more of those and to those who voted so strongly for enabling resolutions thereby encouraging the Company to continue, we say thank you. I do want to single out one of your number. Mr Andrew Doyle provided funding on a number of occasions where without that lifeline the Company would have been lost.

So we are here today due to many people who have shown great goodwill towards this enterprise.

Your Board has worked so hard on this for one reason. We believe that commercial success, indeed great commercial success has always been available but only if we could get to a position where sufficient funding was available to deliver product to market. The traditional funding put in place before the GFC became an impediment to our ability to raise funds and that in turn meant we could not advance sales of product in any meaningful way. It has been a very circular problem.

The fundamental difficulty with that has now been turned around and the Board will continue to work hard to ensure this foundation is built upon.

As a consequence the Company intends to undertake further actions which at the time of drafting this commentary had been discussed but not approved by the Board. By the time we meet I hope to be able to announce a cogent set of steps which will mean the value which has been dormant in Metal Storm will be better recognised as real and attainable. The fact is that the Company has a solution to many of the problems of safe, consistent and sensible delivery of effective non lethal force with a potential for financial returns to investors well in excess of the norm.

I again reiterate the Board’s and Executive’s intention to stay the distance and to meet our objective to produce a quality return to our shareholders.

We know you wish us great success as we progress and we are grateful for that.

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Metal Storm Limited

Chief Executive’s Report

Shareholders,

2011 can be characterised as a year where our technology and products enjoyed a much broader level of progression and acceptance within the military and law enforcement communities. The Company took solid steps forward in both business and product development. At the same the Company faced greater cash restrictions than it has experienced at any time in the past 10 years.

Acceptance came in the form of new relationships with industry players including Colt Defense LLC, TASER® International, BREON Defence and Airtronic USA Inc, continued relationships with BAE and DSTO, and the establishment of a wide range of bid partnerships. These included seven major defence contractors successfully bidding our technology and products into a large US DoD program.

Progress came with the successful completion of the US Marines MPM Contract, our selection for the Defence Canada Small Arms Replacement Program, nine awards in the $1B US DoD Force Protection Program, and commitments from four Australian Police forces to trial the MAUL™ weapon as soon as it becomes available.

During the year we embarked on or enhanced some key relationships that will improve our product potential and provide a path to production.

The first of these is with Colt Defense LLC. The relationship has developed on two fronts. Colt conducted a comprehensive engineering production analysis of the MAUL™ weapon system, after several months delivering a very detailed cost and product engineering breakdown of how the weapon would be manufactured. The outcome confirmed that the weapon was financially attractive to build and could be effectively manufactured in volume.

Metal Storm was also appointed by Colt as a distributor of its weapon systems, accessories and services for Papua New Guinea. The Company continues to develop sales opportunities under this agreement.

Our collaboration with BAE has been active for both MAUL™ 12 gauge non-lethal ammunition and 40mm non-lethal ammunition. BAE has been a vital partner for the US Marines Mission Payload Module contract for which Metal Storm is the Prime Contractor. BAE carried out extensive work on the airburst flash/bang ammunition for the MPM Contract, as well as supporting other non-lethal ammunition development.

In July we announced a collaboration agreement with TASER® International to integrate TASER® Extended Range neuromuscular incapacitation projectile technology into the MAUL™ weapon system. This collaboration has been actively pursued with design, fabrication and test firings in our Queensland R&D facility.

BREON Defence, the exclusive TASER® distributor for Australia signed an exclusive distributor agreement for MAUL™ in Australia and New Zealand. BREON has been very active, obtaining commitments from half of the Australian Police Forces to trial the MAUL™ as soon as the Company can supply the weapons.

Early in the year the Australian Defence Science & Technology Orgainsation (DSTO) entered into collaboration agreement with Metal Storm and Airtronic to commercialise a unique Managed Lethality Grenade Launcher Attachment. This system fits to a conventional grenade launcher and varies the velocity of non-lethal projectiles depending on the distance to target. As such it solves a previously intractable problem with non-lethal blunt impact ammunition, in that it is lethal when fired too close, and ineffective when fired from too far away.

Working with DSTO and Airtronic, we enhanced the system and demonstrated it at an international non-lethal weapons conference in Ottawa Canada, and we also demonstrated to the US Special Forces by special invitation. Given the feedback and demand, its high level of fit with our core non-lethal focus, and its marriage with our existing fire control technology, we are actively pursuing this program as a part of a collaborative team.

Looking ahead we intend to build on our success to date with the US Marines MPM Non-lethal Weapon Program by bidding for the Engineering Manufacture phase that has now been announced. We are also promoting the system to a much broader prospective customer base using the FireStorm FURY™ brand name.

Delivering the MAUL™ is a key priority going forward, firstly in low rate initial production to satisfy trial customer demand, followed by full rate production as orders build. We have established a range of ammunition types and are continuing to broaden the MAUL capability.

The Managed Lethality Grenade Launcher Attachment is also an opportunity that, given sufficient bandwidth, we intend to progress with our collaboration partners. There is clear demand for the product, and has the benefit of re-using the already developed Metal Storm universal fire control unit at its core.

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Metal Storm Limited

While progress across the year has been sound, the capital structure and cash position of the Company has been very challenging. However, we have now signed a series of contracts that reduce the secured debt by $11.9 million (over 80%), and inject a net $3 million into the Company.

Although the $3 million cash is vital, the more strategic aspect of this transaction is the elimination of so much secured debt. This has been an impediment to the Company raising capital, and has played its part in depressing the market value of the Company as a result. By eliminating the vast majority of this debt, it radically improves the balance sheet and provides a healthier foundation capital structure from which the Company can rebuild its value.

There are many colleagues and associates that deserve my thanks for their loyalty, dedication and hard work. Without them we wouldn’t be around today, and our weapon systems would not have advanced to the level that we can now demonstrate. They each know who they are, and I am sure you will share my appreciation for their work and their willingness to stay the distance.

However I would particularly like to thank you, our shareholders, for your ongoing commitment and support.

Our shareholder demonstration day in November was one way we tried to say thank you. It was the highlight of the year for the Metal Storm team, as after so many years we finally got to show off our products to you, the owners and investors in our Company. It says a lot, I think, about how far the products have come and our confidence in their performance, that we can demonstrate in public and in front of news cameras from three national TV Channels, to our most discerning audience. Thank you to all who came for making the experience so positive and memorable for us.

Taking the “40,000 foot” view, we believe that our future looks bright. We have focused our investment in technology and product development on real, highly differentiated products that military and law enforcement customers are demanding. We have a growing team of industry partners and successful distributors, and we have commenced a fundamental reshaping of our capital and debt structures.

In the coming months we will continue to professionally and sensibly manage short-term challenges as they arise, always with a view to preserving/improving shareholder value as much as we can. We appreciate your continued support as we do so.

I look forward to a progressive and positive year for Metal Storm.

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Metal Storm Limited

Corporate Governance Statement

The Directors of Metal Storm Limited (“the Company”) are responsible for the corporate governance practices of the Company. The Board’s role is to govern the Company rather than to manage it. In governing the Company, the Board guides and monitors the business and affairs of the Company on behalf of the shareholders to whom they are accountable.

The Directors are committed to protecting stakeholders’ interests and keeping investors fully informed about the performance of the Company, while meeting stakeholders’ expectations of sound corporate governance practices. To ensure the best representation of shareholder interests, the Board will regularly review the Company’s corporate governance practices.

The Company’s Corporate Governance Statement is designed to address in turn, each of the principles and recommendations set out by the Australian Securities Exchange (“ASX”) Corporate Governance Council in its Principles of Good Corporate Governance and Best Practice Recommendation (“ASX Principles”). The Company has adopted the spirit of, and demonstrated a commitment to embracing, the ASX Principles as they are relevant to the size and complexity of the Company and its operations.

Principle 1: Lay solid foundations for management and oversight

Recommendations

1.1	Establish the functions reserved to the Board and those delegated to senior executives and disclose those functions.

1.2	Disclose the process for evaluating the performance of senior executives.

Subject to certain conditions, the Board delegates responsibility for day-to-day management of the Company to the Chief Executive Officer (“CEO”), who provides a monthly report to the Board. The Directors have developed a Statement of Delegations to Management and the Chief Executive Officer must consult the Board on matters that are sensitive, extraordinary, of a strategic nature or on other matters outside these delegations.

The full Board meets regularly, usually on a monthly basis, and in the ordinary course of business. Due to the exceptional circumstances of the Company’s capital and financing needs, the Board has met more frequently and intends to continue doing so until the Company’s capital structure has been resolved.

The Board also meets regularly without executive staff members.

The key responsibilities of the Board are to:

•	Establish, monitor and modify the corporate strategies of the Company;

•	Ensure proper corporate governance and monitor the performance of management of the Company;

•	Ensure that appropriate risk management systems, internal control and reporting systems and compliance frameworks are in place and are operating effectively;

•	Assess the necessary and desirable competencies of Board Members, review Board succession plans, evaluate its own performance and consider the appointment and removal of Directors;

•

Consider executive remuneration and incentive policies, the Company’s recruitment, retention and termination policies and procedures for senior management and the remuneration framework for non executive Directors;

•	Monitor financial results;

•	Make and approve decisions concerning capital, including capital restructures, and dividend policy of the Company; and

•	Ensure that the Company complies with reporting and other regulatory requirements.

A statement of the matters reserved for the Board can be found on the Company’s website, www.metalstorm.com, under the Corporate Governance section.

Senior executives have been provided with an executive contract describing their terms of employment, rights, responsibilities, and entitlements upon termination. Senior executive are subject to formal performance appraisals on at least an annual basis, with performance being measured against their key performance indicators linked to applicable short and long term incentive components of each executives remuneration package.

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Metal Storm Limited

Principle 2: Structure the board to add value

Recommendations

2.1	A majority of the Board should be independent Directors.

2.2	The chair should be an independent Director.

2.3	The roles of chair and chief executive officer should not be exercised by the same individual.

2.4	The Board should establish a nomination committee.

2.5	Disclose the process for evaluating the performance of the Board, its committees and individual directors.

The constitution of the Company requires there to be not less than three nor more than ten directors on the Board. There were 5 directors during 2011, those being:

Mr T J O’Dwyer	Non-executive chairman

Dr L J Finniear	Managing Director and Chief Executive Officer

Mr J R Nicholls	Non-executive director

Mr T W Tappenden	Non-executive director

Mr W Henkel	Non-executive director

The Board consisted of a majority of independent directors for the entire year and considers Mr T J O’Dwyer, Mr T W Tappenden and Mr W Henkel to be independent in accordance with the definition provided in the ASX Principles.

The roles of the chairman and chief executive officer are not undertaken by the same person. Mr T J O’Dwyer assumes the role of chairman while Dr L J Finniear is the Company’s chief executive officer.

The Board has established a Nomination and Remuneration Committee who operate under a separate charter and meet as and when necessary to properly fulfil its functions. The Chairman of the committee is Mr J R Nicholls. Mr T J O’Dwyer and Mr T W Tappenden are also on the committee.

Details of the committee members’ qualifications and their attendance at committee meetings during the year are included in the Directors’ Report.

The Board has agreed that directors may take independent professional advice at the expense of the Company in the performance of their duties.

The period in office held by each director in office at the date of this annual report is:

Name	Appointed	Term in office since last election

Mr T J O’Dwyer	30 March 1998	1 year 10 months

Dr L J Finniear	24 May 2007	Not applicable

Mr J R Nicholls	1 September 2006	10 months

Mr T W Tappenden	1 July 2008	2 years 10 months

Mr W Henkel	2 November 2010	10 months

The skills, experience and expertise relevant to the position of director held by each director in office at the date of this annual report are included in the Directors’ Report.

A formal evaluation for the performance of the Board, its Committees and individual directors for the year is conducted at the beginning of each year for the prior year. The evaluation process is largely self assessment with the results addressed as appropriate.

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Metal Storm Limited

Principle 3: Promote ethical and responsible decision-making

Recommendations

3.1	Establish a code of conduct and disclose the code or a summary of the code as to:

•	the practices necessary to maintain confidence in the Company’s integrity;

•	the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders; and

•	the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

3.2	Establish a policy concerning diversity and disclose the policy or a summary of that policy. The policy should include requirements for the board to establish measurable objectives for achieving gender diversity for the board to assess annually both the objectives and progress in achieving them.

3.3	Disclose in each annual report the measurable objectives for achieving gender diversity set by the board in accordance with the diversity policy and progress towards achieving them.

3.4	Disclose in each annual report the proportion of women employees in the whole organisation, women in senior executive positions and women on the board.

The Board has an established Code of Conduct. The Code of Conduct was established to guide the actions of all of the Company’s employees, including Directors, the Chief Executive Officer, the Chief Financial Officer and other senior managers, in respect of ethical behaviour. The Code of Conduct encompasses such matters as:

•	Responsibilities to shareholders;

•	Responsibilities to the environment and the community;

•	Conflicts of interest and corporate opportunities;

•	Compliance with laws and regulations;

•	Relations with customers and suppliers; and

•	Reporting of illegal and unethical practices.

A summary of the Code of Conduct can be found on the Company’s website, www.metalstorm.com, in the Corporate Governance section.

The Company is currently developing a formal diversity policy, the board respect the benefits arising from diversity of gender, age and ethnicity to broaden perspective, improve performance and increase shareholder value. Metal Storm aims to promote an environment conducive to the appointment of well qualified people, so that there is a appropriate diversity to maximise the achievement of corporate objectives.

As at 31 December 2011, 17% of Metal Storm Limited’s workforce were women. There were no women in senior executive positions or on the board.

The Company provides flexible work arrangements that recognise all employees have domestic responsibilities. Where appropriate it extends these work arrangements to facilitate further study. The Company currently has one female undertaking study to develop and progress into the senior management group.

The Company has not fully complied with the ASX recommendations regarding diversity but the Board believe that the steps taken are appropriate given the Company’s size and nature of its operations.

Principle 4: Safeguard integrity in financial reporting

Recommendations

4.1	The Board should establish an Audit Committee.

4.2	The Audit Committee should be structured so that it:

•	consists only of Non-Executive Directors;

•	consists of a majority of independent Directors;

•	is chaired by an independent chair, who is not Chair of the Board; and

•	has at least three members.

4.3	The audit committee should have a formal charter.

The Board has established an Audit and Risk Committee under a separate charter. A copy of the Audit Committee Charter can be found on the Company’s website, www.metalstorm.com, in the Corporate Governance section along with information on the procedures for selection and appointment of the external auditor and for the rotation of external audit engagement partners.

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Metal Storm Limited

The members of the Audit and Risk Committee are Mr T W Tappenden (Committee Chairman), Mr T J O’Dwyer and Mr J R Nicholls.

Details of the committee members’ qualifications and their attendance at committee meetings during the year are included in the Directors’ Report.

Principle 5: Make timely and balanced disclosure

Recommendations

5.1	Establish written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.

The Company has a Continuous Disclosure Policy designed to ensure compliance with ASX Listing Rules and the requirements of the United States Securities and Exchange Commission.

A copy of the policy is available on the Company’s website, www.metalstorm.com, in the Corporate Governance section.

The Company amended its Security Trading policy on 21 December 2010 to comply with a new ASX listing requirement, Listing Rule 12.9. The revised policy has been released to the ASX. A copy of the policy can also be found on the Company’s website, www.metalstorm.com, in the Corporate Governance section.

Principle 6: Respect the rights of shareholders

Recommendations

6.1	Design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose the policy or a summary of that policy.

The Company has adopted a shareholder communication policy. The Board recognises the need to communicate with shareholders effectively and to keep shareholders fully informed about the progress of the Company. A summary of the policy is available on the Company’s website, www.metalstorm.com, in the Corporate Governance section.

The Company maintains a website that provides shareholders the ability to access Company information including announcements, financial reports and media releases including CEO bulletins. The Company offers an email subscription service whereby shareholders can register their details and receive notification of every market release the Company makes as announcements are made.

During 2011 the Company held four shareholder meetings and one meeting of note holders, each providing shareholders the opportunity to meet face to face with directors and to seek further information about the Company. At the Annual General meeting, shareholders were provided the opportunity to see Metal Storm products and talk with the Company’s engineers about the technology.

Principle 7: Recognise and manage risk

Recommendations

7.1	Establish policies for the oversight and management of material business risks and disclose a summary of those policies.

7.2	The Board should require management to design and implement the risk management and internal control system to manage the Company’s material business risks and report to it on whether those risks are being managed effectively. The Board should disclose that management has reported to it as to the effectiveness of the Company’s management of its material business risks.

7.3	The Board should disclose whether it has received assurance from the Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.

A summary of the Board policy for oversight and management of risk is available on the Company’s website, www.metalstorm.com, in the Corporate Governance section.

The Chief Executive Officer and the Chief Financial Officer have provided a declaration in accordance with Section 295A of the Corporations Act to the Board.

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Metal Storm Limited

Principle 8: Remunerate fairly and responsibly

Recommendations

8.1	The Board should establish a remuneration committee.

8.2	The remuneration committee should be structured so that it:

• Consists of a majority of independent directors

• In chaired by an independent chair

• Has at least three members

8.3	Clearly distinguish the structure of Non-Executive Directors’ remuneration from that of Executive Directors and senior executives.

The Board has established a Nomination and Remuneration Committee who operate under a separate charter and meet as and when necessary to properly fulfil its functions.

The members of the Nomination and Remuneration Committee are Mr J R Nicholls (Committee Chairman), Mr T W Tappenden and Mr W Henkel.

Details of the committee members’ qualifications and their attendance at committee meetings during the year are included in the Directors’ Report.

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Metal Storm Limited

Directors’ Report

31 December 2011

Director’s Report

Your Directors submit their report for the year ended 31 December 2011 for Metal Storm Limited (“the Company”) and its subsidiaries (“the Group”).

Directors

The names, qualifications, experience and special responsibilities of the Directors of the Company at 31 December 2011 are as follows. Directors of the Company were in office for this entire period unless otherwise stated.

DIRECTOR

Mr Terry J O’Dwyer

B Com, Dip Adv Acc., FCA, FAICD. (Non-Executive Chairman)

Mr O’Dwyer, a chartered accountant has been a Director of Metal Storm Limited since 1998. He is the Executive Chairman of Backwell Lombard Capital and a past chairman of BDO Kendalls, Chartered Accountants, where he was a partner for 27 years until his retirement in June 2005.

Mr O’Dwyer served as Executive Chairman of the Company for a short period from April 2006 to February 2007. Prior to that he was a member of the Audit and Finance Committees of the Company. Mr O’Dwyer has also served as a Director of the following other publicly listed companies:

•	Bendigo Bank Limited, appointed October 2000

•	Brumby’s Bakeries Holdings Limited (Chairman), appointed November 2003, resigned July 2007

In the 2007 financial year, Mr O’Dwyer was Executive Chairman from 1 January until 19 February. Thereafter he has been the Company’s non-executive Chairman.

DIRECTOR

Dr Lee J Finniear

B Sc (Hons), PhD, FAICD. (Managing Director and Chief Executive Officer)

Dr Finniear was appointed Chief Executive Officer of Metal Storm Limited in February 2007 and Managing Director in May 2007. He has worked in UK, Asia and USA and has held senior executive roles in technology companies that service defence organisations worldwide.

In Dr Finniear’s previous role as CEO of Derceto Ltd, he operated businesses in New Zealand, USA and the UK. Prior to this he was Vice President at Intergraph Corporation, responsible for all business and staff in the Asia Pacific Region that service the Government, Transportation, Utilities and Defence industries. He has strong business contacts in the American market and direct experience with defence industry acquisition procedures in this country.

Dr Finniear has also had extensive experience in taking developed concepts through to commercial products, orders and sales.

Dr Finniear holds a B.Sc (Hons) in Civil Engineering from Loughborough University, UK and a P.H.D in Engineering and artificial intelligence. He is a Fellow of the Australian Institute of Company Directors.

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Metal Storm Limited

Directors’ Report

31 December 2011 (cont.)

DIRECTOR

Mr John R Nicholls

B Com, MBA. (Non-Executive Director)

Mr Nicholls was appointed a Director on 1 September 2006 pursuant to an agreement with Harmony Capital Partners Pte Limited (“Harmony”), in connection with the Renounceable Rights Offer conducted on 1 July 2006.

He has extensive experience in the Australian and international business communities in manufacturing and distribution with start-up and established companies, having held Chief Executive positions and directorships for several Australian and international companies.

Mr Nicholls has held the following ASX listed company directorships:

•	Brandrill Limited, appointed 16 December 2004. Resigned 16 December 2009; and

•	Nylex Limited, appointed 18 December 2006 resigned 12 January 2011

He has had in country experience in multicultural environments as Chief Executive and as a Non-Executive Director being continuously resident in Asia for 30 years prior to returning to Australia during the late 1990s. He remains actively involved in various businesses in Australia and throughout Asia. Mr Nicholls is also a member of the Audit and Finance Committee and chairman of the Nominations and Remuneration Committee.

DIRECTOR

Mr Trevor W Tappenden

ACA, FAICD. (Non-Executive Director)

Mr Tappenden was appointed a Director on 1 July 2008. He was a Partner in the firm of Ernst & Young, Australia, from 1982 until 2003, specialising in Entrepreneurial Growth Companies as well as being the Melbourne Managing Partner from 1997 to 2001 and a Member of the firm’s Board of Partners.

Mr Tappenden is actively involved as an Independent company Director for a number of corporate, government and education bodies. He holds the position of Chairman of the Audit and Risk Management Committee for many of those organisations

Mr Tappenden has the following current Directorships: Listed companies: Director, Bionomics Limited, appointed September 2006.

Other: Chairman – Heide Museum of Modern Art; Director – Buckfast Pty Ltd; Director – Advanced Manufacturing CRC; Trustee – John Heine Memorial Foundation; Director – Councillor and Deputy Chancellor – RMIT University; and Trustee – Ernest Heine Memorial Foundation.

Special Responsibilities – Chairman of Audit and Risk Management Committee and Member of Remuneration Committee.

DIRECTOR

Mr William Henkel

(Non-Executive Director)

Mr Henkel was appointed a director on 2 November 2010 and has served on the Board of Metal Storm Inc (MSI) since 2007 and as its Chairman since 2009. During this time, working with the Metal Storm management, he has assisted MSI in navigating successfully through the US financial crisis, and provided sound advice and leadership in dealing with prospective US financial investors.

Mr Henkel is a retired senior Merrill Lynch executive with extensive experience formulating strategic direction, overseeing corporate governance, devising high impact communications and directing the Client Marketing and Strategy Group. The Group was also responsible for new product development and assuring the clients brand experience. Upon retirement he became a Consultant to Merrill Lynch on a wide range of challenges and as a private consultant providing advice on mergers and acquisitions to clients. He has written for the Henry Thornton Blog authoring a column on United States politics, government, economics and finance for the Roy Morgan website and The Australian newspaper.

Earlier in his career, Mr Henkel served as a member of the Senior White House staff of Presidents Nixon, Ford and Reagan. His duties included creating the global schedule of events to communicate the Agenda, Policies and Programs of each of these Presidents, both at home and overseas.

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Metal Storm Limited

Directors’ Report

31 December 2011 (cont.)

COMPANY SECRETARY

Mr Brett I Farmer

Mr Farmer is employed as the Chief Financial Officer and Company Secretary. He has 17 years of experience in management and financial accounting. Brett has the general responsibility for the Group’s finance function and compliance requirements, including production of the Company’s annual report and Form 20-F for the Securities and Exchange Commission.

Interests in the shares and options of Metal Storm Limited

As at the date of this report, the interests of the Directors in the shares and options of the Company were:

	T J O’Dwyer	L J Finniear	J R Nicholls	T W Tappenden	W Henkel

Ordinary Shares	2,637,449	1,117,656	—	125,000	—
Options Over Ordinary Shares	839,546	1,335,298	—	75,000	—

Earnings per share	2011	2010
	¢	¢
Basic and diluted loss per share	(0.3)	(0.6)

Dividends

No dividends have been paid or declared since the start of the financial year and the Directors do not recommend the payment of a dividend in respect of the year.

Corporate structure

Metal Storm Limited is a company limited by shares that is incorporated and domiciled in Brisbane, Australia. Its subsidiaries, Metal Storm Inc. and Metal Storm USA Limited are incorporated in Delaware in the USA and based in Arlington, ProCam Machine LLC is formed in the state of Washington, USA and is based in Seattle, and Digigun LLC is formed in the state of Delaware, USA and is based in Arlington. Metal Storm Limited has prepared consolidated financial statements incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group’s corporate structure:

Figure 1: Corporate structure

The structure of Metal Storm Inc. allows the Group to bid directly on US defence projects such as the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the Group. Metal Storm Limited controls the operating and financial policies of Metal Storm Inc. and therefore consolidates 100%.

Nature of operations and principal activities

Metal Storm Limited is a defence technology company, which is working with government agencies and departments, and the defence industry to develop weapons systems utilising the Metal Storm non-mechanical, electronically initiated stacked projectile technology with the principal focus on the 40mm category of weapons and munitions.

13 | Page

Metal Storm Limited

Directors’ Report

31 December 2011 (cont.)

Significant changes in state of affairs

There have been no significant changes in the state of affairs not discussed elsewhere in this report.

Employees

The Group employed 21 staff as at 31 December 2011 (2010: 27 staff).

Review of Operations

2011 was a tough but focused year for the Group. The continuing search for a cornerstone investor led the development team to be driven by competing needs for a high degree of cost management and a strong drive to get the first of our products ready for production. The Company remains in a very tight cash position as has been previously advised to the market. Further comment on cash position and funding arrangement is set out below.

Cash position and funding arrangements

The Company’s financial position for the past several years has been characterised by limited cash reserves. The available cash is not sufficient for it to get to a position where it is creating a positive operating cash flow from product sales and the provision of contract services.

Therefore the Company needs to find sources of additional capital.

For some time the Company has been seeking a substantial cornerstone investor. At present the Company is in negotiations with a number of parties with the objective of securing sufficient funds to enable the Group to continue operations and commercialise its technology.

Although there is no guarantee that the Company will be able to complete negotiations to a positive outcome, securing any significant source of funds is likely to take a few months including the time required to seek the appropriate regulatory and shareholder approvals.

In tandem with the search for a larger sum of capital, the Company must therefore continue to seek and rely on short term funding until cornerstone investment funds are received. During 2011 the Group’s operations were funded through private equity placements, equity lines of credit, short term loans and a Rights Issue which collectively provided gross receipts of $5.5 million.

The Group is expected to require a similar level of funding in 2012. The Company’s ability to continue as a going concern is dependent on its ability to maintain short term funding or to obtain a significant investor(s).

Financial results

The financial results of the Group were in line with expectations. The Group has needed to maintain its cost control focus as capital funds have remained scarce in the current economic environment. Net cash flows for operating activities dropped from ($6,189,600) in 2010 to ($5,343,182) in 2011. The net loss reduced from ($8,938,253) in 2010 to ($6,033,218) in 2011 despite a decrease in revenue.

The main features of the Group’s financial results were:

Revenue of	$1,318,082

Net loss of	($6,033,218)

Earnings per share of	(0.3) cents

Net Liabilities at 31 December 2011 of	($19,991,687)

Net cash flows from operating activities of	($5,343,182)

Net movement in cash and cash equivalents of	($686,733)

Accumulated losses of	($114,717,532)

Product Development

One of the highlights of the year was the successful completion of the US Marines Mission Payload Module – Non Lethal Weapon System Technology Demonstration Contract (MPM-NLWS TD). The Group is expecting to participate in the next phase of the programme (Engineering and Manufacturing Development) which will be awarded in 2012. The bid requirements include 312 multi-barrel weapon systems plus associated non-lethal ammunition.

The Group extended its product offerings with the launch of FireStorm FURY™, a flexible multi-barrel force escalation product for the broader US and international market.

The Company advanced further with the MAUL weapon, its marketing and its planned production program. Particular highlights were an agreement for Colt Defence to perform a detailed manufacturing assessment of MAUL to determine Colt’s ability and cost to manufacture the weapon in volume. Additionally, the agreement with TASER to collaborate on the TASER XREP ammunition for MAUL has added depth and capability to the MAUL ammunition line-up.

14 | Page

Metal Storm Limited

Directors’ Report

31 December 2011 (cont.)

Further progress was also made on other MAUL ammunition including buckshot and a kinetic anti-material/anti-personnel-round.

The market for MAUL continued to gather momentum as more law enforcement agencies signed up to trial the weapon. In addition to more than 40 US agencies expressing interest, 4 of the 8 Police Forces in Australia have committed to trials as soon as the weapons can be provided.

Due to political instability and two changes of Government in Papua New Guinea, the deposit for the 500-weapon order for PNG Correctional Services has yet to be received. However, with the latest change to government the Group believes the contract is still on foot, and the weapons are still needed.

The 3GL program progressed through 2011 to the completion of all designs and drawing packages for the next generation weapon.

In early 2011 the Australian Defence Science & Technology Organisation (DSTO) approached the Company to collaborate on commercialising a new weapon system – the Managed Lethality Grenade Launcher System (MLGLS). The MLGLS had been developed by the DSTO to attach to existing grenade launchers, and enable them to fire 40mm non-lethal impact grenades with different muzzle velocities depending on the distance to the target.

Metal Storm and US company, Airtronics USA Inc., collaborated with DSTO to conduct additional safety and performance testing, before completing a series of successful demonstrations of the system at an international non-lethal conference in Ottawa Canada, and for the US Special Operations Command at Camp Roberts in California. Response to these demonstrations has been very positive. The MLGLS will incorporate the 3GL fire control unit as the core “brains” of the system, minimizing additional R&D. The collaboration team is seeking additional US Military funding to further this promising system.

Major advances in 2011 include Metal Storm’s participation in the Defence Research Department Canada’s soldier weapon modernisation program, and the subsequent order of a 3GL plus 200 rounds of 40mm ammunition – plus additional MAUL 18mm lethal and non-lethal ammunition.

In addition, Metal Storm engineering expertise and launching technology was selected by 7 major US Defense Contractors to bid on the US$997 million US Military Force Protection Program. Our prime contractors won a total of 9 of the 21 contracts awarded for the total US$997 million program. The Group is waiting for Task Orders to be allocated to our prime contractors from the government Program Office, at which point the scale of the Group’s awards will become known.

Performance measurement

Management and the Board monitor the Group’s overall performance, from its strategic plan through to the performance of the Group against operating plans and financial budgets.

The Board, together with management, reviews financial statements periodically and as necessary to monitor the Group’s performance against critical success factors. Directors receive reports together with management’s analysis and commentary prior to each monthly Board meeting to allow Directors to actively monitor the Group’s performance.

Risk management

The Group takes a proactive approach to risk management. The Board is responsible for ensuring that risks, and also opportunities, are identified on a timely basis and that the Group’s objectives and activities are aligned with the risks and opportunities identified by the Board.

The Board has established an Audit and Risk Committee to oversee this process.

The Committee has a number of mechanisms in place to ensure that management’s objectives and activities are aligned with the risks identified by the Committee. These include the following:

•	Board approval of a strategic plan, which encompasses the Group’s vision, mission and strategy, designed to meet stakeholders’ needs and manage business risk.

•

Implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of KPIs of both a financial and non-financial nature.

15 | Page

Metal Storm Limited

Directors’ Report

31 December 2011 (cont.)

Significant events after the end of the reporting period

On 12 January 2012, Shareholders and Noteholders resolved to extend the maturity date of the secured convertible notes and interest bearing convertible notes (Notes) as well as change some of the key terms of the Notes.

The Notes have been amended to have the following terms and features:

•	Mature on 1 March 2015.

•

Convertible at a conversion price equal to the lesser of A$0.0105 or 90% of the average of the five lowest daily VWAPs during the 20 Business Days immediately preceding the Conversion Date, with the resultant number being rounded down to four decimal places.

All other terms and conditions remain the same.

These changes represent a significant change to the terms and conditions of the Notes and materially affect the cash flows associated with the notes. In that respect the change to the Notes terms are treated as an extinguishment and reissue of debt on 12 January 2012.

This will require the Notes to be recorded at their fair value in financial statements. The difference between their carrying value at 12 January 2012 and their fair value is recognised in the statement of comprehensive income as a gain on extinguishment. At 12 January 2012, the Notes had a fair value of $7,071,593 resulting in a gain on extinguishment of $11,795,305. This will be recognised in the year ending 31 December 2012.

The conversion derivative was also revalued at 12 January 2012 and a change in its fair value will be recognised in the statement of comprehensive income as a fair value movement in the conversion derivative. The fair value movement to be recognised in the year ending 31 December 2012 is ($4,089,791).

On 2 April 2012, the Company announced it had entered in to a Subscription Agreement with Luxinvest Capital Advisors S.A. for $350,000.

Likely developments and expected results of operations

Likely developments in the expected results of the operations of the Group have been discussed generally in the annual report. Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the Group. Future development of the Group’s technology and products is dependent upon receiving sufficient funding.

Operations subject to significant environmental regulation

The Group’s operations are not subject to any particular and significant environmental regulations.

Share options

Unissued shares

As at the date of this report, there were 1,402,388,713 unissued ordinary shares under unlisted options (1,504,451,138 at the end of the reporting period). Refer to notes 20 and 31 of the financial statements for further details of options outstanding. Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company.

Shares issued as a result of the exercise of options

During the year, there were 7,212 unlisted options exercised to acquire fully paid ordinary shares in Metal Storm Limited (2010: Listed: 18,888; Unlisted 60,653,768).

Indemnification and insurance of directors and officers

During the year, the Company paid a premium in respect of a contract insuring the Directors of the Group (as named earlier in this report), the Company Secretary, and all executive officers of the Group and any related body corporate against a liability incurred as a Director, Secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The Group has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify an officer of the Group or any related body corporate against a liability incurred as such an officer.

16 | Page

Metal Storm Limited

Directors’ Report

31 December 2011 (cont.)

Remuneration Report

This Remuneration Report outlines the director and executive remuneration arrangements of the Group in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this report Key Management Personnel (KMP) of the Group are defined as those persons having authority for planning, directing and controlling the major activities of the Group, and includes the five executives in the Group receiving the highest remuneration.

The information provided in this remuneration report has been audited as required by section 308(3C) of the Corporations Act 2001.

Directors

The following persons were directors of Metal Storm Limited during the financial year:

Name	Position
T J O’Dwyer	Chairman
L J Finniear	Managing Director and Chief Executive Officer
J R Nicholls	Non-executive Director
T W Tappenden	Non-executive Director
W Henkel	Non-executive Director

All of the above persons were also Directors for the entire year ended 31 December 2010, except for Mr William Henkel who was appointed on 2 November 2010.

Other key management personnel

The key management personnel of the Group are the Managing Director of Metal Storm Limited (see above) and those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, being:

Name	Position	Employer
B I Farmer	CFO / Company Secretary[1]	Metal Storm Limited
P D Faulkner	President	Metal Storm Inc

[1]	Appointed as Chief Financial Officer 17 August 2007 and appointed as Company Secretary 24 September 2010

In addition, the following persons must be disclosed under the Corporations Act 2001 as they, combined with the three key management personnel above, comprise the five highest remunerated Group and/or Company employees.

N J Partridge	Managing Engineer	Metal Storm Limited
G A Orrison	Director of Sales	Metal Storm Inc

All of the above persons were also key management persons for the year ended 31 December 2010, except for Mr Neil Partridge who commenced employment on 5 July 2010 and Mr George Orrison who commenced employment on 1 November 2010.

Remuneration philosophy

The performance of the Group depends upon the quality of its Directors and executives. To prosper, the Group must attract, motivate and retain highly skilled Directors and executives.

To this end, the Group embodies the following principles in its remuneration framework:

•	Provide competitive rewards to attract high calibre executives;

•	Link executive rewards to long-term shareholder value;

•	A portion of executive compensation ‘at risk’, dependent upon meeting pre-determined performance benchmarks; and

•	Establish appropriate, demanding performance hurdles in relation to variable executive compensation.

In the year under review, the role of determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer (CEO) and the senior management team; determining the composition of the Board and its Committees; and identifying qualified individuals to become Board members and oversee the evaluation of the Board and its Committees was undertaken by the Nominations and Remuneration Committee of the Board of Directors.

The Committee assesses the appropriateness of the nature and amount of remuneration of Directors and senior managers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

17 | Page

Metal Storm Limited

Directors’ Report

31 December 2011 (cont.)

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive Director and senior manager remuneration is separate and distinct.

Remuneration policy and its relationship to Group performance

The Group’s financial performance over the last five years has been in line with the need for significant investment in the research and development of its patented electronically initiated “stacked projectile” technology prior to entering the product commercialisation phase.

The following is a summary of the Group’s financial performance over the last 5 years:

	2007 $	2008 $	2009 $	2010 $	2011 $

Net loss after tax attributable to members	(9,998,150)	(10,656,003)	(11,307,664)	(8,938,253)	(6,033,218)

Cash outflow from operating activities	(11,255,896)	(10,180,514)	(8,704,228)	(6,189,600)	(5,343,182)

Loss per share (cents per share)	(1.7)	(1.8)	(1.7)	(0.6)	(0.3)

Dividends paid	—	—	—	—	—

Opening share price	0.16	0.09	0.05	0.02	0.01

Closing share price	0.09	0.05	0.02	0.01	0.01

The Group is continuing to build on its strategy of weapons systems integration adopted in 2005 rather than as a licensor. Whilst increasing the demands on the Group, if successful, this strategy will give the Group greater control over product development, the sub-contractors used, earlier access to the revenues generated and arguably a larger proportion of revenues. Product development has been concentrated on 40mm weapons and munitions and the engineering has been increasingly focused to ensure that the demanding technical integration of the technology will be adequately and promptly responded to by the Group.

Accordingly in setting remuneration policy the Board has regard to the need for the Group to attract and retain Directors and executives with the appropriate mix of skill and experience required to lead the Group through its development phase with the objective of commercialisation of the Group’s technology and delivering shareholder value.

Non-executive Director Remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the Group with the ability to attract and retain Directors of a high calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive Directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the Directors as agreed. The current aggregate amount is $500,000.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors is reviewed by the Group annually. The board considers advice from external consultants as well as the fees paid to non-executive Directors of comparable companies when undertaking the annual review process.

Each Director receives a fee for being a Director of the Company. An additional fee may also be paid for each board Committee on which a Director sits. The payment of additional fees for serving on a Committee recognises the additional time commitment required by Directors who serve on one or more sub Committees.

Given the stage of development of the Group, Directors are encouraged to participate in the equity of the Company.

18 | Page

Metal Storm Limited

Directors’ Report

31 December 2011 (cont.)

The remuneration of non-executive Directors for the period ending 31 December 2011 is detailed on page 21 of this report.

Senior manager and executive Director Remuneration

Objective

The Group aims to reward executives and key management personnel with a level and mix of remuneration commensurate with their position and responsibilities within the Group and so as to reward executives and key management personnel for Group and individual performance against targets set by reference to appropriate benchmarks;

•	Align the interests of executives with those of shareholders;

•	Link reward with the strategic goals and performance of the Group; and

•	Ensure total remuneration is competitive by market standards.

Structure

In determining the level and make-up of executive and key management personnel remuneration, the Board considers market levels of remuneration for comparable roles.

Employment contracts have been entered into with a number of key management personnel. Details of these contracts are provided on page 20 of this report.

Remuneration consists of the following key elements:

•	Fixed remuneration

•	Variable remuneration – Short Term Incentive (‘STI’);

•	The proportion of fixed remuneration and variable remuneration is established for each key management personnel by the Remuneration Committee.

Fixed remuneration

Objective

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration is reviewed annually by the Nominations and Remuneration Committee and the process consists of a review of companywide and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices.

Structure

Executives are given the opportunity to receive their fixed (primary) remuneration in a variety of forms including cash and fringe benefits such as novated motor vehicle leases, superannuation salary sacrifice arrangements and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating extra cost for the Group. The fixed remuneration component of executives is detailed in on page 21.

Variable remuneration – short term incentive (STI)

Objective

The objective of the STI program is to link the achievement of the Group’s operational targets with the remuneration received by the executives charged with meeting those targets. The total potential STI available is set at a level so as to provide sufficient incentive to the executive to achieve the operational targets and such that the cost to the Group is reasonable in the circumstances.

Structure

Actual STI payments granted to each executive depend on the extent to which specific operating targets set at the beginning of the financial year are met. The operational targets consist of a number of Key Performance Indicators (KPIs) covering both financial and non-financial measures of performance. Typically included are measures such as contribution to net operating results, risk management, productivity improvements and leadership/team contribution. The Group has predetermined benchmarks which must be met in order to trigger payments under the short term incentive scheme.

On an annual basis, after consideration of performance against KPIs, the individual performance of each executive is rated and taken into account when determining the amount, if any, of the short term incentive pool is allocated to each executive.

19 | Page

Metal Storm Limited

Directors’ Report

31 December 2011 (cont.)

The aggregate of annual STI payments available for executives across the Group is subject to the approval of the Board. Payments made are usually delivered as a cash bonus or the issue of options or shares.

The STI program was applicable to the Chief Executive Officer, the Chief Financial Officer and the President – Metal Storm Inc for 2011. No amounts have been approved or paid as at the date of this report in relation to 2010 or 2011 performance. A sum of $28,000 under STI program was paid to Lee Finniear in 2011 for 2009 performance under the STI program. $97,088 was paid to Dr Finniear, $25,000 to Brett Farmer and $19,682 to P D Faulkner during 2010 for 2009 performance. The Board believes that appropriately designed equity-based remuneration, including stock options, can be an effective form of remuneration when linked to performance objectives or hurdles. Equity-based remuneration, however, has limitations and can contribute to ‘short-termism’ on the part of senior executives. Accordingly, the Board believes it is important that the design of appropriate schemes and the terms of such schemes should clearly prohibit entering into transactions or arrangements which limit the economic risk of participating in unvested entitlements under these schemes.

Employment contracts

Employment agreements have been entered into with the Chief Executive Officer, the Chief Financial Officer and the Managing Engineer. The President – Metal Storm Inc and Director of Sales – Metal Storm Inc were employed under letter of offer arrangements.

L J Finniear, Chief Executive Officer

Under the terms of this contract dated 26 February 2007, Dr Finniear will be paid a fixed component of $320,000 plus superannuation at the end of the reporting period plus 1,000,000 options which expired on 8 March 2012 with an exercise price of $0.185 with an expiry date of 5 years from date of issue. Dr Finniear is entitled to short-term annual incentives equivalent to an amount up to 30% of his fixed component. Dr Finniear was granted a cash bonus of $28,000 in June 2011 for 2009 performance, including making appropriate progress in the development of product, successful on time and budget delivery of military contracts, and performance in business operation and as a company director.

Dr Finniear may resign from his position and terminate this contract by providing three month’s written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Dr Finniear’s remuneration) plus a severance payment equal to six months of his fixed component. On termination, options that have not vested will be forfeited.

The Company may terminate the contract immediately at any time if serious misconduct has occurred.

B I Farmer, Chief Financial Officer and Company Secretary

Under the terms of this contract dated 16 December 2008, Mr Farmer will be paid a fixed component of $185,000 plus superannuation at the end of the reporting period.

Mr Farmer may resign from his position and terminate this contract by providing three month’s written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Mr Farmer’s remuneration).

The Company may terminate the contract at any time if serious misconduct had occurred, by providing one month notice or payment in lieu or part thereof.

N J Partridge, Managing Engineer

Under the terms of this contract dated 5 July 2010, Mr Partridge will be paid a fixed component of $150,000 plus superannuation at the end of the reporting period.

Mr Partridge may resign from his position and terminate this contract by providing three month’s written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Mr Partridge’s remuneration).

The Company may terminate the contract at any time if serious misconduct had occurred, by providing one month notice or payment in lieu or part thereof.

P D Faulkner, President – Metal Storm Inc

Mr Faulkner is employed through an at will employment arrangement. He will be paid a fixed component (US$222,339 at the end of the reporting period) and has been granted 200,000 options that have vested at the date of report, of which 100,000 have expired. Mr Faulkner is entitled to short-term annual incentives equivalent to an amount up to 10% of his base salary as detailed in Table 1.

20 | Page

Metal Storm Limited

Directors’ Report

31 December 2011 (cont.)

G A Orrison, Director of Sales – Metal Storm Inc

Mr Orrison is employed through an at will employment arrangement. He will be paid a fixed component (US$125,000 at the end of the reporting period). Mr Orrison is entitled to a commission equivalent to 4% of the first $100,000 of revenue and 1% of revenue over $100,000.

Remuneration of key management personnel

Table 1: Directors’ Remuneration For the year ended 31 December 2011

	Short Term Employee Benefits			Other	Post Employment Benefits	Share Based Payments	Termination	Total Remuneration	Performance Related
Name and Position	Salary and Fees	Cash Bonus	Non Monetary Benefit
	$	$	$	$	$	$	$	$	%
T J O’Dwyer Chairman (Non-Executive)	80,000	—	—	—	—	—	—	80,000
J R Nicholls Director (Non-Executive)	50,000	—	—	—	—	—	—	50,000
T W Tappenden Director (Non-Executive) Appointed 1/7/08	60,000	—	—	—	—	—	—	60,000
W Henkel Director (Non-Executive) Appointed 2/11/10	50,000	—	—	—	—	—	—	50,000

Total Non Executive Directors	240,000	—	—	—	—	—	—	240,000

L J Finniear Managing Director & Chief Executive Officer	293,525	28,000	26,475	—	28,770	—	—	376,770	7.4%

Total Executive Directors	293,525	28,000	26,475	—	28,770	—	—	376,770	7.4%

B I Farmer Chief Financial Officer & Company Secretary	185,000	—	—	—	16,640	—	—	201,640	—
P D Faulkner President Metal Storm Inc.	214,908	—	9,012	—	7,050	—	—	230,970	—
N J Partridge Chief Engineer Appointed 05/07/2010	150,000	—	—	—	13,481	—	—	163,481	—
G A Orrison Director of Sales Metal Storm Inc Appointed 01/11/2010	120,822	—	9,547	—	—	—	—	130,369	—

Total Other Key Management	670,730	—	18,559	—	37,171	—	—	726,460	—

Total Remuneration of Key Management Personnel	1,204,255	28,000	45,034	—	65,941	—	—	1,343,230	2.1%

21 | Page

Metal Storm Limited

Directors’ Report

31 December 2011 (cont.)

Remuneration of key management personnel

Table 2: Directors’ Remuneration for the year ended 31 December 2010

	Short Term Employee Benefits			Other	Post Employment Benefits	Share Based Payments	Termination	Total Remuneration	Performance Related
Name and Position	Salary and Fees	Cash Bonus	Non Monetary Benefit
	$	$	$	$	$	$	$	$	%
T J O’Dwyer Chairman (Non-Executive)	80,000	—	—	—	—	—	—	80,000
J R Nicholls Director (Non-Executive)	50,000	—	—	—	—	—	—	50,000
T W Tappenden Director (Non-Executive) Appointed 1/7/08	60,000	—	—	—	—	—	—	60,000
W Henkel Director (Non-Executive) Appointed 2/11/10	8,333	—	—	—	—	—	—	8,333

Total Non Executive Directors	198,333	—	—	—	—	—	—	198,333

L J Finniear Managing Director and Chief Executive Officer	320,000	97,088	—	—	37,538	—	—	454,626	21.4%

Total Executive Directors	320,000	97,088	—	—	37,538	—	—	454,626	—

B I Farmer Chief Financial Officer and Company Secretary	159,558	25,000	—	—	16,610	—	—	201,168	12.4%
P D Faulkner President – Metal Storm Inc.	237,344	19,682	12,997	—	7,711	—	—	277,734	7.1%
N J Partridge Chief Engineer Appointed 05/07/2010	75,000	—	—	—	6,750	—	—	81,750	—
G A Orrison – Director of Sales, Metal Storm Inc Appointed 01/11/2010	21,062	—	1,818	—	—	—	—	22,880	—
P R Wetzig Company Secretary Resigned 24 /09/2010	79,184	—	—	—	—	—	—	79,184	—
D M Pashen Chief Engineer Resigned 15/10/2010	117,692	12,000	—	—	12,991	15,000	—	157,683	7.6%
A D Schatz Vice President – Business Development Resigned 04/01/ 2011	175,806	—	980	2,744	5,072	—	—	184,602	—

Total Other Key Management	865,646	56,682	15,795	2,744	49,134	15,000	—	1,005,001	—

Total Remuneration of Key Management Personnel	1,383,979	153,770	15,795	2,744	86,672	15,000	—	1,657,960	—

22 | Page

Metal Storm Limited

Directors’ Report

31 December 2011 (cont.)

During the financial year no options were granted to Directors in respect of Directors Fees for the 2011 financial year (2010: Nil) and no options were granted or issued to executives as equity compensation for services performed in the 2011 year (2010: Nil).

During the year ended 31 December 2011, no ordinary shares were granted to Directors or Executives as part of remuneration (2010: 652,183).

Options are valued using the Black-Scholes option pricing model. See note 31 of the financial statements.

There were no alterations to the terms and conditions of options granted as remuneration since their grant date.

There were no forfeitures during the period.

Directors’ meetings

The following table sets out the number of Director’s meetings (including meetings of Committees of Directors) held during the Financial Year and the number of meetings attended by each Director (while they were a Director or Committee member). During the financial year, 22 Board meetings, 3 Audit Committee meetings and 2 Nominations and Remuneration Committee meetings were held.

Table 3: Director’s meetings held during the year

	Board of Directors 22 meetings held during year		Meetings of Committees
			Audit Committee 3 meetings held during year		Nominations and Remuneration Committee 2 meeting held during year
Directors	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
T J O’Dwyer	22	21	3	2	—	—
J R Nicholls	22	22	3	1	2	2
L J Finniear	22	22	—	—	—	—
T W Tappenden	22	22	3	3	2	2
W Henkel	22	20	—	—	2	0

—	Not a member of the relevant committee.

Audit independence and non-audit Services

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 24.

Non audit services

Details of non-audit services provided by the entity’s auditor, PricewaterhouseCoopers are included in 24 (b) of the financial statements. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised following advice from the Audit Committee of the Group.

This report is made in accordance with a resolution of directors.

T J O’Dwyer

Director

Brisbane

Date: 2 April 2012

23 | Page

Metal Storm Limited

Directors’ Report

31 December 2011 (cont.)

Auditor’s Independence Declaration

As lead auditor for the audit of Metal Storm Limited for the year ended 31 December 2011, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Metal Storm Limited and the entities it controlled during the period.

Robert Hubbard
Partner	Brisbane
PricewaterhouseCoopers	2 April 2012

PricewaterhouseCoopers, ABN 52 780 433 757

Riverside Centre, 123 Eagle Street, GPO BOX 150, BRISBANE QLD 4001

DX 77 Brisbane, Australia

T +61 7 3257 5000, F +61 7 3257 5999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

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Metal Storm Limited

Financial Statements

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2011

	Note	2011 $	2010 $

Revenue	6	1,318,082	3,345,016

Fair value movement in derivative	15	1,867,873	407,041
Consumables used		(33,212)	(736,144)
Employee expenses	7	(3,450,533)	(4,237,269)
Finance costs	7	(2,761,748)	(4,304,903)
Professional fees		(874,922)	(991,581)
Facilities and equipment		(614,833)	(465,073)
Research and development		(476,014)	(603,413)
Public relations and compliance		(472,074)	(563,762)
Administrative expenses		(302,581)	(480,752)
Communication and technology		(106,674)	(159,139)
Travel expenses		(82,630)	(127,602)
Net foreign exchange differences		(43,952)	(20,672)

Loss before Income tax		(6,033,218)	(8,938,253)

Income tax expense	8	—	—

Loss for the year		(6,033,218)	(8,938,253)

Other comprehensive income
- Currency translation difference		—	17,149

Other comprehensive income for the year		—	17,149

Total comprehensive income for the year		(6,033,218)	(8,921,104)
Earnings per share (cents per share)
- Basic and diluted loss for the year attributable to ordinary owners of the parent	30	(0.3)	(0.6)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

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Metal Storm Limited

Financial Statements (cont.)

Consolidated Statement of Financial Position

As at 31 December 2011

	Note	2011 $	2010 $

Assets
Current assets
Cash and cash equivalents	9	480,672	1,166,661
Trade and other receivables	10	236,998	555,866

Total current assets		717,670	1,722,527

Non-current assets
Other assets	11	78,452	78,210
Property, plant and equipment	12	284,295	346,219
Intangible assets and goodwill	13	—	—

Total non-current assets		362,747	424,429

Total assets		1,080,417	2,146,956

Liabilities
Current liabilities
Trade and other payables	14	1,072,109	1,187,070
Conversion derivative	15	18,867	1,888,067
Non-interest bearing loans and borrowings	16	14,701,159	13,339,952
Interest-bearing loans and borrowings	17	4,364,860	4,198,777
Provisions	18	—	22,475

Total current liabilities		20,156,995	20,636,341

Non-current liabilities
Convertible securities	19	900,000	—
Other		15,109	—

Total non-current liabilities		915,109	—

Total liabilities		21,072,104	20,636,341

Net assets (liabilities)		(19,991,687)	(18,489,385)

Equity
Contributed equity	20	81,926,463	77,683,753
Reserves	21	12,799,382	12,511,176
Accumulated losses	22	(114,717,532)	(108,684,314)

Total equity (deficiency)		(19,991,687)	(18,489,385)

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

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Metal Storm Limited

Financial Statements (cont.)

Consolidated Statement of Cash Flow

For the year ended 31 December 2011

	Note	2011 $	2010 $
Cash Flows From Operating Activities
Receipts from customers (inclusive of GST)		766,087	2,550,535
Payments to suppliers and employees (inclusive of GST)		(6,440,186)	(8,888,703)
Interest and other costs of finance paid		(434,755)	(479,722)
Research and development tax rebate	6	765,672	628,290

Net cash outflow from operating activities	29	(5,343,182)	(6,189,600)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(87,637)	(16,732)
Proceeds from disposal of property, plant and equipment		30,040	—
Interest received		9,023	23,458

Net cash inflow/(outflow) from investing activities		(48,574)	6,726

Cash Flows From Financing Activities
Proceeds from issues of shares		4,111,435	7,071,247
Share issue costs		(76,412)	(203,683)
Proceeds from issue of convertible securities		200,000	—
Proceeds from borrowings		1,233,128	884,024
Repayment of borrowings		(763,128)	(471,138)

Net cash inflow from financing activities		4,705,023	7,280,450

Net movement in cash and cash equivalents		(686,733)	1,097,576
Net foreign exchange differences		744	1,735
Cash and cash equivalents at beginning of period		1,166,661	67,350

Cash and cash equivalents at year end	9	480,672	1,166,661

The above Consolidated Statement of Cash Flow should be read in conjunction with the accompanying notes.

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Metal Storm Limited

Financial Statements (cont.)

Consolidated Statement of Changes in Equity

For the year ended 31 December 2011

	Issued capital $	Reserves $	Accumulated losses $	Total equity $
At 1 January 2010	70,075,033	10,470,024	(99,746,061)	(19,201,004)
Loss for the year	—	—	(8,938,253)	(8,938,253)
Other comprehensive income	—	17,149	—	17,149

Total comprehensive income for the year	—	17,149	(8,938,253)	(8,921,104)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	2,024,003	—	2,024,003
Exercise of options	55,541	—	—	55,541
Conversion of notes	342,790	—	—	342,790
Issue of share capital	7,260,692	—	—	7,260,692
Share issue cost	(50,303)	—	—	(50,303)

At 1 January 2011	77,683,753	12,511,176	(108,684,314)	(18,489,385)

Loss for the year	—	—	(6,033,218)	(6,033,218)
Other comprehensive income	—	—	—	—

Total comprehensive income for the year	—	—	(6,033,218)	(6,033,218)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	288,206	—	288,206
Exercise of options	7	—	—	7
Conversion of notes	14,054	—	—	14,054
Issue of share capital	4,305,061	—	—	4,305,061
Share issue costs	(76,412)	—	—	(76,412)

At 31 December 2011	81,926,463	12,799,382	(114,717,532)	(19,991,687)

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

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Metal Storm Limited

Notes to the financial statements

For the year ended 31 December 2011

Contents

1.	GOING CONCERN	30

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	31

3.	FINANCIAL RISK MANAGEMENT	41

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	44

5.	SEGMENT INFORMATION	45

6.	REVENUE	47

7.	EXPENSES	47

8.	INCOME TAX	47

9.	CURRENT ASSETS – CASH AND CASH EQUIVALENTS	49

10.	CURRENT ASSETS – TRADE AND OTHER RECEIVABLES	49

11.	NON-CURRENT ASSETS – OTHER ASSETS	50

12.	NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT	50

13.	NON-CURRENT ASSETS – INTANGIBLE ASSETS AND GOODWILL	51

14.	CURRENT LIABILITIES – TRADE AND OTHER PAYABLES	51

15.	CURRENT LIABILITIES – CONVERSION DERIVATIVE	52

16.	CURRENT LIABILITIES – NON-INTEREST BEARING LOANS AND BORROWINGS	52

17.	CURRENT LIABILITIES – INTEREST BEARING LOANS AND BORROWINGS	53

18.	CURRENT LIABILITIES – PROVISIONS	54

19.	NON-CURRENT LIABILITIES – CONVERTIBLE SECURITIES	54

20.	CONTRIBUTED EQUITY	55

21.	RESERVES	56

22.	ACCUMULATED LOSSES	58

23.	KEY MANAGEMENT PERSONNEL DISCLOSURES	58

24.	REMUNERATION OF AUDITORS	61

25.	COMMITMENTS	61

26.	RELATED PARTY TRANSACTIONS	62

27.	SUBSIDIARIES	62

28.	EVENTS OCCURRING AFTER THE END OF THE REPORTING PERIOD	62

29.	RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES	63

30.	EARNINGS PER SHARE	63

31.	SHARE-BASED PAYMENTS	64

32.	PARENT ENTITY DISCLOSURES	64

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

1.	Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

Key financial data for the Group for the financial year ended 31 December 2011 and 2010 is disclosed below:

	2011 $	2010 $
Cash at Bank	480,672	1,166,661
Loss for the Year	(6,033,218)	(8,938,253)
Net cash outflow from operating activities	(5,343,182)	(6,189,600)
Net liabilities	(19,991,687)	(18,489,385)

Metal Storm relies on continually raising additional capital to fund its operations. Over the past 12 months more than $4 million was received in exchange for shares and options. These funds were received through a Rights Issue to existing shareholders, various subscription agreements and an equity line of credit facility.

The equity line of credit facility (Line Agreement) is with Dutchess Opportunity Fund. The level of funding provided for by the Line Agreement is variable which creates uncertainty over the cash inflows the Group may receive over the next 12 months. Funding is received under the Line Agreement in tranches as frequent as up to every 5 business days and each tranche can be up to $200,000. The level of funding available under the Line Agreement includes the possibility of certain adjustment events. Adjustment events may reduce the level of funding received in a particular tranche by 1/5th for every day an adjustment event occurs. Additionally, the level of funds likely to be provided under the Line Agreement may be less than the Groups historical cash requirements and management’s forecasts for business operations. To date, the Line Agreement has been supplemented by equity placements, however, the availability of such placements in the future is uncertain.

For some time the Company has been seeking a substantial cornerstone investor. At present the Company is in negotiations with a number of parties with the objective of securing sufficient funds to enable the Group to continue operations and commercialise its technology. There is no guarantee that these negotiations will be completed, provide sufficient funding or funding on terms acceptable to the Group.

The Group also has agreements that impose a number of restrictions on the operations of the Company. A breach of any of these restrictions could trigger a significant cash payment that the Group may not be able to meet.

Therefore, there is material uncertainty with regards to the Group’s ability to continue as a going concern and, therefore whether the Group will realise its assets and settle its liabilities at amounts different from those stated in the financial statements.

In order to reduce or eliminate this uncertainty and continue operating, the Group will continue to seek new or additional sources of funding. The Company has successfully conducted a number of small equity placements during 2011 and is actively working to secure a more substantial capital investment. The Company has entered into an equity subscription agreement with a new investor for $350,000. In addition the Company is currently negotiating a major equity subscription in conjunction with and conditional upon the repurchase of existing secured convertible notes. These transactions would be subject to shareholder and noteholder approval. The Company is currently in negotiations in relation to these transactions and believes there are reasonable grounds to expect that these transactions will be completed. However, there is no guarantee that these negotiations will be completed on terms acceptable to the Group.

The Directors have a responsibility to prepare the financial statements in accordance with accounting standards. AASB 101 requires entities to prepare financial statements on a going concern basis unless they intend to liquidate, cease trading or have no alternative but to do so.

The Directors believe that the Group has reasonable prospects of securing sufficient funding to fund its operations for the foreseeable future and as a consequence they have no intention to liquidate or cease trading. The Directors believe they have reasonable grounds to expect that they can raise additional capital in the timeframes required in order to meet their debts as and when they fall due.

No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not continue as a going concern.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

2.	Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of Metal Storm Limited and its subsidiaries. These consolidated financial statements have been approved for issue by the Board of Directors on 30 March 2012.

a.	Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

i.	Compliance with IFRS

The consolidated financial statements and notes of Metal Storm Limited also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

ii.	Historical cost convention

These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, which are at fair value through equity on the statement of financial position, and embedded derivative, which is at fair value through profit and loss.

iii.	Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

b.	Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Metal Storm Limited as at 31 December 2011 and 2010 and the results of all subsidiaries for the years the ended 31 December 2011 and 2010. Metal Storm Limited and its subsidiaries together are referred to in these financial statements as the Group.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 2 (j).

Intercompany transactions, balances and gains on transactions between Group companies are eliminated. Losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group applies a policy of treating transactions with minority interests as transaction with parties external to the Group. Disposals to minority interests result in gains or losses for the Group that are recorded in the Statements of Comprehensive Income. Purchases from minority interests result in goodwill, being the difference any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.

c.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer and Chief Financial Officer.

d.	Foreign currency translation

i.	Functional and presentation currency

Items included in the financial statements for Metal Storm Limited and Metal Storm Inc are presented in their functional currencies, which is the Australian Dollar. The functional currency is assessed at each reporting date.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

ii.	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.

iii.	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•

income and expenses for each Statement of Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised in other comprehensive income.

e.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue is recognised for the major business activities as follows:

i.	Contract Revenue

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a contract the excess of total expected contract costs over total expected contract revenue is recognised as an expense immediately.

Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense when incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.

Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or by costs incurred to date as a percentage of estimated total costs for each contract. Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.

The percentage of fees earned is measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.

ii.	Interest income

Interest income is recognised on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

iii.	Sale of goods

Revenue from the sale of goods is recognised when a group entity sells a product to the customer. Sales are recorded based on the price specified in the sales contracts. Sales of goods are recognised when a group entity has delivered products to the customer. Delivery does not occur until the products have been shipped to the specified location and the risks of ownership have been transferred to the customer.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

f.	Government grants

Grants from the government, including Australian Research and Development Tax Rebates, are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.

Government grants relating to costs are recognised in the Statements of Comprehensive Income as revenue.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the Statements of Comprehensive Income on a straight-line basis over the expected lives of the related assets.

g.	Research and development

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life.

h.	Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

i.	Leases

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases (note 25 (b)). Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the Statements of Comprehensive Income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 25 (a)). Payments made under operating leases (net of any incentives received from the lessor) are charged to the Statements of Comprehensive Income on a straight-line basis over the period of the lease.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

j.	Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition by acquisition basis, the group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquire’s net identifiable assets.

The excess of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

k.	Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

l.	Cash and cash equivalents

For statement of cash flows presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

m.	Trade receivables

Trade receivables are initially recognised at fair value and are stated net of any provisions for impairment. Trade receivables are generally due for settlement within 30 days.

Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognised in the Statements of Comprehensive Income in administrative expenditure.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the Statements of Comprehensive Income within ‘administrative expenditure’. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against administrative expenditure in the Statements of Comprehensive Income.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

n.	Investments and other financial assets

i.	Classification

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting period.

•	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

•	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the statement of financial position (note 10).

•	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current assets.

•	Available-for-sale investments

Available-for-sale financial instruments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long term.

ii.	Recognition and derecognition

Regular purchases and sales of financial assets are recognised on trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the Statements of Comprehensive Income. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognised in equity are included in the Statements of Comprehensive Income as gains and losses from investment securities.

iii.	Subsequent measurement

Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Available-for-sale financial investments and financial assets at fair value through profit and loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the Statements of Comprehensive Income within other income or other expenses in the period in which they arise. Dividend income from financial assets at fair value through profit and loss is recognised in the Statements of Comprehensive Income as part of revenue when the Group’s right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in other comprehensive income. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognised in other comprehensive income.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

iv.	Fair value

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

v.	Impairment

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of financial instruments classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the Statements of Comprehensive Income. Impairment losses recognised in the Statements of Comprehensive Income on instruments classified as available-for-sale are not reversed through the Statements of Comprehensive Income.

o.	Derivatives

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.

p.	Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at the end of each reporting period. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

q.	Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the Statements of Comprehensive Income during the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

Machinery	5 - 10 years	Leasehold improvements	5 years

Furniture, fittings and equipment	2 - 5 years	Leased plant and equipment	1 - 5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2 (k)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the Statements of Comprehensive Income. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

r.	Intangible assets

i.	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each country of operation by each reporting segment.

ii.	Software

Purchased computer software licences are capitalised as intangible non-current assets where they have a useful economic life of more than one year. They are amortised on a straight line basis over the shorter of the term of the license and their useful economic life. Impairment testing is carried out annually where an indicator of impairment exists.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised. No gains or losses arising from derecognition of intangible assets were recognised in 2011 or 2010.

s.	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

t.	Convertible Securities

The Company elects on a security by security basis to bifurcate embedded derivatives or fair value the entire security. Convertible securities issued in 2011 which convert into common shares of the Company at a variable conversion rate are hybrid financial instruments. Rather than bifurcate the hybrid financial instrument into a host contract and embedded derivative, the Company has elected to classify the entire convertible security as a financial liability at fair value through profit or loss. Convertible securities are initially recorded at fair value and subsequent changes in value are recognised through profit or loss. Transaction costs associated with redeemable preference shares recorded at fair value through the profit or loss are immediately expensed. Refer to note 19 for further disclosure.

u.	Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the Statements of Comprehensive Income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in the profit and loss.

An exchange of an existing debt instrument for a new instrument with the lender on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. An assessment is made as to whether the terms are substantially different considering qualitative and quantitative characteristics. For example, if the discounted present value calculated using the original effective interest rate of the cash flows under the new terms, including fees, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability, or if the qualitative assessment concludes that the nature and risk profile of the original financial liability is materially different from that of the new financial liability based on the terms of the instruments including repayment terms, coupon terms and call options, the original financial liability is extinguished.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Convertible notes are hybrid financial instruments, a note payable host contract and conversion feature. The conversion feature has been separated from its host contract because the conversion derivative is not closely related to the loan host. The conversion feature is accounted for as a derivative liability because the feature could require a variable number of shares to be issued upon conversion of each note.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

Upon initial recognition, the proceeds from issuance are first allocated to the fair value of the conversion derivative. The remaining proceeds are allocated to the note payable host contract. Subsequently, the conversion derivative is measured at fair value with changes recognised through profit and loss and presented as fair value movement in derivative in the statement of comprehensive income. The note payable host contract is subsequently measured at amortised cost.

v.	Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale.

Other borrowing costs are expensed as incurred.

w.	Provisions

Provisions for legal claims, onerous lease and make good obligations are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

Where the events and or items being provided for resolve themselves without the need to utilise the provision, the provision will be derecognised.

x.	Employee benefits

i.	Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the end of the reporting period are recognised in provisions in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.

ii.	Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

iii.	Share-based payments

Share-based compensation benefits are provided to employees at the absolute discretion of the Board or via the Metal Storm Limited Employee Share Option Plan. Information relating to these schemes is set out in note 31.

The fair value of options or shares granted is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value is determined based on grant date. For options, a Black-Scholes option pricing model is used that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

iv.	Post employment benefits

Superannuation is paid in Australia at a rate of 9% on the employee’s gross wage. All 401k contributions are paid in the United States with matching contribution equal to 50% on the first 6% of the participant’s compensation.

v.	Bonus plans

The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

y.	Share-based payments

Share-based payments are recognised as expenses when the goods or services received in return for the share-based payment are received. Share-based payments are recognised as assets when the goods or services received in the transaction qualify for recognition as assets.

Share-based payments are measured at the value of the goods or services received. Where the goods or services received cannot be reliably measured the share-based payment is measured at fair value at grant date.

z.	Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration, they are expensed.

aa.	Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

bb.	Earnings per share

i.	Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

ii.	Diluted earnings per shares

Diluted earnings per share adjusts the figures used in determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

cc.	Parent entity financial information

The financial information for the parent entity, Metal Storm Limited, disclosed in note 32 has been prepared on the same basis as the consolidated financial statements, except as set out below.

i.	Investments in subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Metal Storm Limited. Dividends received from associates are recognised in the parent entity’s profit or loss, rather than being deducted from the carrying amount of these investments.

dd.	New accounting standards and interpretations

Certain new Australian accounting standards have been published that are not mandatory for 31 December 2011 reporting periods. The Group’s assessment of the impact of these new Australian accounting standards is set out below.

i.	Revised AASB 9 Financial Instruments (addressing accounting for financial liabilities and the derecognition of financial assets and financial liabilities) and AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) (effective for annual reporting periods beginning on or after 1 January 2013)

AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until 1 January 2013 but is available for early adoption. There will be no impact on the Group’s accounting for financial instruments.

The derecognition rules have been transferred from AASB 139 Financial Instruments: Recognition and Measurement and have not been changed. The group has not yet decided when to adopt AASB 9.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

ii.	AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (effective 1 January 2013)

AASB 13 was released in September 2011. It explains how to measure fair value and aims to enhance fair value disclosures. The group has yet to determine which, if any, of its current measurement techniques will have to change as a result of the new guidance. It is therefore not possible to state the impact, if any, of the new rules on any of the amounts recognised in the financial statements. However, application of the new standard will impact the type of information disclosed in the notes to the financial statements. The group does not intend to adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending 31 December 2014.

iii.	AASB 2011-9 Amendments to Australian Accounting Standards – Presentation of Items of Other Comprehensive Income. (effective 1 July 2012)

In September 2011, the AASB made an amendment to AASB 101 Presentation of Financial Statements which requires entities to separate items presented in other comprehensive income into two groups, based on whether they may be recycled to profit or loss in the future. This will not affect the measurement of any of the items recognised in the balance sheet or the profit or loss in the current period. The group intends to adopt the new standard from 1 January 2013.

iv.	AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements, AASB 12 Disclosure of Interests in Other Entities, AASB 128 Investments in Associates and Joint Ventures and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards (effective 1 January 2013)

In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures.

AASB 10 replaces all of the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation – Special Purpose Entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation. However the standard introduces a single definition of control that applies to all entities. It focuses on the need to have both power and rights or exposure to variable returns before control is present.

Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both.

There is also new guidance on participating and protective rights and on agent/principal relationships. While the group does not expect the new standard to have a significant impact on its composition, it has yet to perform a detailed analysis of the new guidance in the context of its various investees that may or may not be controlled under the new rules.

AASB 11 introduces a principles based approach to accounting for joint arrangements. The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement. Based on the assessment of rights and obligations, a joint arrangement will be classified as either a joint operation or joint venture. Joint ventures are accounted for using the equity method, and the choice to proportionately consolidate will no longer be permitted. Parties to a joint operation will account their share of revenues, expenses, assets and liabilities in much the same way as under the previous standard. AASB 11 also provides guidance for parties that participate in joint arrangements but do not share joint control. As the group is not party to any joint arrangements, this standard will not have any impact on its financial statements.

AASB 12 sets out the required disclosures for entities reporting under the two new standards, AASB 10 and AASB 11, and replaces the disclosure requirements currently found in AASB 128. Application of this standard by the group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the group’s investments.

Amendments to AASB 128 provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa. The amendments also introduce a “partial disposal” concept. The group is still assessing the impact of these amendments.

The group does not expect to adopt the new standards before their operative date. They would therefore be first applied in the financial statements for the annual reporting period ending 31 December 2014.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

v.	AASB 1054 Australian Additional Disclosures, AASB 2011-1 Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence Project and AASB 2011-2 Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence Project – Reduced Disclosure Requirements (effective 1 July 2011)

The AASB and NZ FRSB have issued accounting standards that eliminate most of the existing differences between their local standards and IFRS. Where additional disclosures were considered necessary, they were moved to the new standard AASB 1054. Adoption of the new rules will not affect any of the amounts recognised in the financial statements, but may simplify some of the group’s current disclosures. The group intends to adopt the standards from 1 January 2012.

vi.	AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective 1 July 2013)

In July 2011 the AASB decided to remove the individual key management personnel (KMP) disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001. While this will reduce the disclosures that are currently required in the notes to the financial statements, it will not affect any of the amounts recognised in the financial statements. The amendments apply from 1 July 2013 and cannot be adopted early. The Corporations Act requirements in relation to remuneration reports will remain unchanged for now, but these requirements are currently subject to review and may also be revised in the near future.

3.	Financial risk management

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

The Group’s principal financial instruments comprise cash, short-term deposits, finance leases, convertible securities, convertible notes and related embedded derivatives. It is, and has been throughout the period under review, the Company’s policy that no trading in financial instruments shall be undertaken.

a.	Market risk

i.	Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar.

The Group’s objective is to minimise the exposure to fluctuations in the foreign exchange rate on the Group’s monetary assets and liabilities. It is the Group’s policy to maintain minimum operating cash balances denominated in foreign currencies. Where practicable the Group will denominate its loans and receivables in Australian dollars.

At the end of the reporting period the Group had cash balances equivalent to $9,771 (2010: $101,886), receivables equivalent to $22,039 (2010: $235,926) and payables equivalent $47,357 (2010: $265,595) denominated in foreign currencies.

At the end of the reporting period had the Australian dollar been weaker/stronger by 10% against the US dollar with all other variables remaining constant, the Group’s net loss and equity would have been lower/higher by $1,582 (2010: $7,107).

ii.	Fair value interest rate risk

The Group has interest bearing assets and liabilities which exposes it to interest rate risk. The Groups objective is to minimise its exposure to interest rate risk. It is the Group’s policy to invest surplus funds in the short term market and source funds at fixed interest rates wherever possible.

At the end of the reporting period the Group held cash balances and deposits with a face value of $590,422 (2010: $1,273,769) and interest bearing loans of $4,352,266 (2010: $4,198,551).

All interest bearing deposits are at market rates current at the time of the deposit and have the interest rate revised periodically every 1 to 3 months. All interest bearing loans are at fixed rates.

During 2011, had interest rates risen/fallen proportionately by 10% on their actual 2011 levels with all other variables remaining constant, the Group’s net loss and equity would have been higher/lower by $902 (2010: $2,346 higher/lower).

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

Sensitivity of loss to market risk (2011)	Increase in Group Loss	Decrease in Group Loss
Risk Factor	$	$
2011 actual loss	(6,033,218)	(6,033,218)
(i) Australian Dollar stronger/(weaker) by 10% against the US Dollar	(1,582)	1,582
(ii) Interest rate increase/(decrease) by 10%	(902)	902

2011 loss after adjusting for market risk sensitivity factors	(6,035,702)	(6,030,734)

Sensitivity of shareholders deficiency to market risk (2011)	Increase in Group Deficiency	Decrease in Group Deficiency
Risk Factor	$	$
2011 actual shareholders deficiency	(19,991,687)	(19,991,687)
(i) Australian Dollar stronger/(weaker) by 10% against the US Dollar	(1,582)	1,582
(ii) Interest rate increase/(decrease) by 10%	(902)	902

2011 shareholder deficiency after adjusting for market risk sensitivity factors	(19,994,171)	(19,989,203)

Sensitivity of loss to market risk (2010)	Increase in Group Loss	Decrease in Group Loss
Risk Factor	$	$
2010 actual loss	(8,938,253)	(8,938,253)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(7,107)	7,107
(ii) Interest rate increase/(decrease) by 10%	(2,346)	2,346

2010 loss after adjusting for market risk sensitivity factors	(8,947,706)	(8,928,800)

Sensitivity of shareholders deficiency to market risk (2010)	Increase in Group Deficiency	Decrease in Group Deficiency
Risk Factor	$	$
2010 actual shareholders deficiency	(18,489,385)	(18,489,385)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(7,107)	7,107
(ii) Interest rate increase/(decrease) by 10%	(2,346)	2,346

2010 shareholder deficiency after adjusting for market risk sensitivity factors	(18,498,838)	(18,479,932)

b.	Credit risk

Credit risk is managed on a Group basis. Credit risk arises from deposits with banks and financial institutions as well as credit exposure to customers, including outstanding receivables and committed transactions.

At the end of the reporting period the Group had deposits of $590,422 (2010: $1,273,769) and receivables of $210,264 (2010: $524,394).

Credit risk on deposits is limited to the carrying value. The majority of the Group’s funds are held by the Company in deposits with Australian Financial Institutions with investment grade credit ratings.

Customers are assessed individually on the credit quality of the customer, taking into account its financial position, past experience and other factors. At 31 December 2011 no debtors were outside the credit terms.

c.	Liquidity risk

The Group has a number of short term payment commitments that present a liquidity risk. The Group has procedures in place that forecast cash requirements and age deposit maturity dates to correlate to cash out flow obligations. It is the Group’s policy to maintain flexibility in its investment decisions to enable it to close out positions as needed and meet credit requirements. Refer note 1.

Management reviews cash flow forecasts in light of the operating requirements of the Group and its obligations under the Convertible Note terms.

The following contractual maturity analysis of financial liabilities has the value of each liability presented as undiscounted.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

Financial liability	Not later than one month $	Later than one month and not later than three months $		Later than three months and not later than one year $	Later than one year and not later than five years $	Total Contract Cash Flows $	Carrying Amount $

Group – 2011

Payables	274,736	45,411		—	—	320,147	320,147
Finance Leases	341	683		2,389	—	3,413	662
Convertible Notes	—	18,866,897	[1]	—	—	18,866,897	18,850,509
Loan	—	214,848		—	—	214,848	214,848

Total	275,077	19,127,839		2,389	—	19,405,305	19,386,166

Group – 2010

Payables	187,238	122,337		—	—	309,575	309,575
Finance Leases	353	706		3,176	3,417	7,652	226
Convertible Notes	—	—		18,880,675	—	18,880,675	17,323,655
Loan	—	214,848		—	—	214,848	214,848

Total	187,591	337,891		18,883,851	3,417	19,412,750	17,848,304

d.	Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

As of 1 January 2009 the Group has adopted the amendments to AASB 7 Financial Instruments: Disclosures which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

b)	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The following table presents the Group’s assets and liabilities measured and recognised at fair value at 31 December 2011.

2011

Liabilities	Level 1	Level 2	Level 3	Total
	$	$	$	$
Conversion derivatives	—	—	18,867	18,867
Convertible securities	—	—	900,000	900,000

Total Liabilities	—	—	918,867	918,867

2010

Liabilities	Level 1	Level 2	Level 3	Total
	$	$	$	$
Conversion derivative	—	—	1,888,067	1,888,067

Total Liabilities	—	—	1,888,067	1,888,067

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1. The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is

[1]	The terms of the convertible note have been extended, refer note 28.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

determined using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at the end of each reporting period. Quoted market prices or dealer quotes for similar instruments are used to estimate fair value for long-term debt for disclosure purposes for debt that is carried at fair value. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. These instruments are included in level 2 and comprise debt investments and derivative financial instruments. In the circumstances where a valuation technique for these instruments is based on significant unobservable inputs, such instruments are included in level 3. Refer to notes 15 and 19 for detail of the level 3 instrument and to note 4 for estimates and judgements in these instruments.

The following tables present the changes in level 3 instruments for the years ended 31 December 2011 and 2010:

Conversion Derivative	2011 $	2010 $
Opening balance	1,888,067	2,337,200
Conversions	(1,327)	(42,092)
Losses /(Gains) recognised in profit or loss	(1,867,873)	(407,041)

Closing Balance	18,867	1,888,067

Convertible Security	2011 $	2010 $
Opening balance	—	—
New issues	900,000	—
Conversions	—	—
Losses /(Gains) recognised in profit or loss	—	—

Closing Balance	900,000	—

e.	Capital risk management

The Group manages its capital risk to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through optimisation of the debt and equity balance.

In order to maintain or adjust the capital structure, the Group may elect not to pay dividends to shareholders, issue new shares or sell assets to reduce debt.

The Group’s overall strategy remains unchanged from 2010.

The capital structure of the Group consists of debt, which includes borrowings disclosed in note 16 and 17, convertible securities disclosed in note 19, cash and cash equivalents disclosed in note 9 and equity attributable to owners of the parent, comprising contributed equity, reserves and accumulated losses as disclosed in notes 20, 21 and 22.

4.	Critical accounting estimates and judgements

a.	Conversion derivatives

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The fair value is determined using a Black-Scholes options pricing model and taking into account the inherent benefits to the Noteholder outlined in the Convertible Note terms as well as scenario based Monte Carlo simulations and binomial tree simulations with weightings according to Pascals Triangle, using the assumptions detailed below:

	2011	2010	Detail
Share Price	$0.002	$0.01	Determined as the closing share price on the ASX at year end.
Exercise Price	$0.15	$0.15	As per the terms and conditions of the contract. Exercise price of the convertible notes option should shares trade above $0.15 (or 10% higher than $0.135).
Share Price Volatility	109.43%	90.17%	Determined having regard to a number of factors including recent Metal Storm market trading prices.
Risk Free Rate	3.13%	4.7%	Yield as at year end for a commonwealth security with a maturity that approximates the remaining life of the instrument.

44 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

A weighting is applied to the Black-Scholes pricing model used to determining the value of the conversion derivative. This is incorporated to allow for the circumstances that a conversion of notes could result in a premium upon conversion. The Company estimated a 1% probability that the share price would trade above $0.01 between 1 January 2012 and 29 February 2012.

b.	Convertible securities

The non-current convertible securities were valued with consideration given to the transaction price and what the transaction price would have been in an arm’s length transaction that was not forced. This included the share price volatility, liquidity, market discount rates for this type of financial instrument, the conversion terms and the maturity date of the convertible securities. Refer note 19.

	2011	Detail
Share Price	$0.002	Determined as the closing share price on the ASX at year end.
Exercise Price	$0.0018	As per the terms and conditions of the contract. Exercise price of the convertible securities should they be converted at year end.
Share Price Volatility	109.43%	Determined having regard to a number of factors including recent Metal Storm market trading prices.
Risk Free Rate	3.14%	Yield as at year end for a commonwealth security with a maturity that approximates the remaining life of the instrument.

c.	Unlisted options

	2011	2010	Detail
Share Price	$0.005	$0.008 - $0.0012	Determined as the closing share price on the ASX at grant date.
Exercise Price	$0.001	$0.018 - $0.035	As per the terms and conditions of agreement.
Share Price Volatility	90%	104% - 127%	Determined having regard to a number of factors including historical Metal Storm market trading prices.
Risk Free Rate	5.0%	3.5% - 4.5%	Yield as at year end for a commonwealth security with a maturity that approximates the remaining life of the instrument.

d.	Revenue recognition

For revenue recognised on a percentage of completion basis the Company must estimate the current stage to which each contract is complete. Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or as costs incurred as a percentage of estimated total costs for each contract.

5.	Segment information

a.	Description of segments

Management has determined the operating segments based on reports reviewed by the Chief Executive Officer and the Chief Financial Officer (Executive) that are used to make strategic decisions.

The Executive considers the business from a geographic perspective and has identified two reportable segments, Australia and the United States. The Executive monitors the performance in these two regions separately. Due to the current financial constraints, the primary focus of the Executive is monitoring of cash inflows and outflows.

Revenue in the United States is generated through research and development contracts for the provision of services or products.

Metal Storm has 1 customer whose transaction amounts to more than 10% of the Group’s revenues. In 2011 $511,152 was recognised from the US Government in the United States segment. (2010: $2,224,289).

45 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

b.	Segment information provided to the Chief Executive Officer

	Australia $	United States $	Inter- segment eliminations $	Consolidated $
2011
Revenue	805,878	512,204	—	1,318,082
Expenses	(6,734,177)	(1,884,072)	1,266,949	(7,351,300)

Segment loss	(5,928,299)	(1,371,868)	1,266,949	(6,033,218)

Current assets	698,972	18,698	—	717,670
Current liabilities	(20,108,975)	(23,754,042)	23,706,022	(20,156,995)

Net current assets/(liabilities)	(19,410,003)	(23,735,344)	23,706,022	(19,439,325)

Net operating cash flows	(3,994,766)	(1,348,416)	—	(5,343,182)
Net investing cash flows	(1,304,875)	7	1,256,294	(48,574)
Net financing cash flows	4,705,023	1,256,294	(1,256,294)	4,705,023

Net movement in cash and cash equivalents	(594,618)	(92,115)	—	(686,733)

2010
Revenue	35,106	2,681,620	—	2,716,726
Expenses	(9,466,786)	(3,000,942)	812,749	(11,654,979)

Segment loss	(9,431,680)	(319,322)	812,749	(8,938,253)

Current assets	1,397,367	325,160	—	1,722,527
Current liabilities	(20,370,520)	(22,343,178)	22,077,357	(20,636,341)

Net current assets/(liabilities)	(18,973,153)	(22,018,018)	22,077,357	(18,913,814)

Net operating cash flows	(5,533,625)	(655,975)	—	(6,189,600)
Net investing cash flows	(748,838)	(1,252)	756,816	6,726
Net financing cash flows	7,293,200	744,066	(756,816)	7,280,450

Net movement in cash and cash equivalents	1,010,737	86,839	—	1,097,576

c.	Notes to and forming part of the segment information

i.	Accounting policies

Segment information is prepared in conformity with the accounting policies of the entity and AASB 8 Segment Reporting. Segment revenues, expenses, assets, liabilities and net cash flows are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis.

Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, property, plant and equipment and goodwill and other intangible assets, net of related provisions. Segment liabilities consist primarily of trade and other creditors, employee benefits and provisions. Segment assets and liabilities do not include income taxes.

ii.	Inter-segment transfers

Segment revenues, expenses, results and cash flows include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.

46 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

6.	Revenue

			2011 $	2010 $
Contract revenue			511,152	1,452,481
Sale of goods			—	785,078
Interest revenue			9,023	23,458
Australian Research and Development Tax Rebate			765,672	628,290
Other	(i	)	32,235	455,709

			1,318,082	3,345,016

(i)	2010 other revenue represents settlement proceeds, refer note 10 for further detail.

7.	Expenses

Net loss attributable to members of the parent includes the following expenses:

	Note		2011 $	2010 $
Employee expenses
Wages and salaries			(2,901,940)	(3,627,702)
Post employment			(168,996)	(208,110)
Share-based payments	31	(d)	(40,000)	(50,303)
Directors fees			(240,352)	(218,514)
Other			(99,245)	(132,640)

Total employee expenses			(3,450,533)	(4,237,269)

Finance costs
Interest expense			(434,755)	(479,723)
Accretion expense	(i	)	(1,555,968)	(2,062,867)
Transaction cost amortisation			(32,777)	—
Transaction cost			(738,248)	(1,762,313)

Total finance costs			(2,761,748)	(4,304,903)

Depreciation and amortisation
Depreciation			(94,218)	(94,227)
Amortisation			—	(612)

Total depreciation and amortisation			(94,218)	(94,839)

Rental expense relating to operating leases
Operating lease payments			(337,475)	(220,654)

Total lease payments			(337,475)	(220,654)

(i)	Accretion expense is the recognition in the financial statements of the difference in value between the fair value at initial recognition and the face value. The expense is recognised using an effective interest rate method over the life of the convertible notes.

8.	Income tax

a.	Income tax expense

	2011 $	2010 $
Current tax (benefit)	—	—
Deferred tax (benefit)	(2,091,417)	(2,305,718)
Adjustment for prior years	—	—
Deferred tax assets not recognised	2,091,417	2,305,718

Income tax expense	—	—

47 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

b.	Numerical reconciliation of income tax expense to prima facie tax payable

	2011 $	2010 $
Loss before income tax	(6,033,218)	(8,938,253)

Tax at the Australia tax rate of 30% (2010: 30%)	(1,809,965)	(2,681,476)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Research and development tax concession received	(229,701)	(188,487)
Entertainment	763	1,257
Fair value movement in conversion derivative	(560,362)	(122,112)
Fair value of convertible security	69,000	—
Fines and penalties	1,063	—
Non-deductible interest expense	29,604	25,973
Option costs expensed – employees	12,000	77,921
Borrowing costs accretion	466,790	618,860
Other	(70,609)	(37,654)

	(2,091,417)	(2,305,718)
Adjustment for prior years:
Deferred tax assets not recognised	(2,091,417)	(2,305,718)

Income tax expense	—	—

c.	Unrecognised temporary differences

i.	Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognised.

	2011 $	2010 $
Sundry creditors and accruals	37,949	41,971
General accruals	503,397	572,589
Employee entitlements	204,321	198,515
Asset retirement obligation	—	22,475
Lease make good	—	16,165
Deferred rent	15,109	—
Transaction cost amortisation (S40-880)	240,893	132,358
Patent costs	3,339,706	3,541,605
Unrealised foreign exchange difference	43,952	20,672
Losses available for offset against future income	93,525,557	86,393,145
Capital losses available for offset against future income	915,000	915,000

Gross deferred income tax assets	98,825,884	91,854,495
Deferred tax liabilities
Interest receivable on available-for-sale financial asset	—	—

	98,825,884	91,854,495

Potential tax benefit @ 30%	29,647,765	27,556,349

48 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

d.	Tax losses

The Group has the following tax losses arising in Australia and United States federal and state net operating loss carry-forwards:

	2011 $	2010 $
Australian tax losses	71,950,256	65,638,347
United States federal net operating loss carry-forwards	17,150,417	19,443,248
United States state net operating loss carry-forwards	14,043,854	13,638,689

Australian tax losses are available indefinitely for offset against future taxable profits subject to the Company’s ability to satisfy the continuity of ownership test or same business test tax loss carry forward rules.

The U.S. State and Federal net operating loss carry-forwards expire at various dates through 2013 and 2029, respectively.

9.	Current assets – Cash and cash equivalents

	2011 $	2010 $
Cash at bank and on hand	480,672	1,166,661

	480,672	1,166,661

These accounts earn interest at standard business banking operating account rates with a weighted average interest rate at 31 December 2011 of 1.4% (2010: 2.5%).

10.	Current assets – Trade and other receivables

	Notes		2011 $	2010 $
Trade receivables			7,287	261,969
Other receivables			801	4,230
Security deposits	(i	)	44,910	44,910
Goods and services tax recoverable			50,879	55,728
Prepayments			133,121	189,029

			236,998	555,866

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.

The other categories within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.

Other receivables generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

Movements in provision for doubtful debts:

	2011 $	2010 $
Opening balance	—	(958,885)
Provision reduction	—	958,885

Closing balance	—	—

The provision created relates to a single customer of the Group who was significantly outside terms. The full balance of the debt was not outside terms however in discussions with the customer, they had provided strong indications of their intention not to pay as well as an inability to repay all debts to the Group.

The Group initiated legal action against the customer in accordance with the provisions provided for dispute resolution contained in the contract. The matter was settled in March 2010, the provision removed and any proceeds recognised in other revenue.

49 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

11.	Non-current assets – Other assets

		2011 $	2010 $
Security deposits	(i)	78,452	78,210

		78,452	78,210

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.

12.	Non-current assets – Property, plant and equipment

	Leasehold improvements $	Plant and equipment $	Leased plant and equipment $	Total $
At 1 January 2010
Cost	188,536	889,437	27,393	1,105,366
Accumulated depreciation	(160,279)	(499,361)	(22,011)	(681,651)

Net book amount	28,257	390,076	5,382	423,715

Year ended 31 December 2010
Opening net book amount	28,257	390,076	5,382	423,715
Additions	15,392	1,339	—	16,731
Transfers in / (out)	—	—	—	—
Disposals	—	—	—	—
Depreciation charge	(19,644)	(69,201)	(5,382)	(94,227)

Closing net book amount	24,005	322,214	—	346,219

At 1 January 2011
Cost	203,928	890,776	27,393	1,122,097
Accumulated depreciation	(179,923)	(568,562)	(27,393)	(775,878)

Net book amount	24,005	322,214	—	346,219

Year ended 31 December 2011
Opening net book amount	24,005	322,214	—	346,219
Additions	38,569	49,068	—	87,637
Disposals	—	(55,343)	—	(55,343)
Depreciation charge	(18,845)	(75,373)	—	(94,218)

Closing net book amount	43,729	240,566	—	284,295

At 31 December 2011
Cost	193,100	880,097	27,393	1,100,590
Accumulated depreciation	(149,371)	(639,531)	(27,393)	(816,295)

Net book amount	43,729	240,566	—	284,295

50 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

13.	Non-current assets – Intangible assets and goodwill

	Software $	Goodwill $	Total $
At 1 January 2010
Cost	89,291	1,861,726	1,951,017
Accumulated amortisation	(88,679)	(27,574)	(116,253)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	612	—	612

Year ended 31 December 2010
Opening net book amount	612	—	612
Additions	—	—	—
Disposals	—	—	—
Amortisation charge	(612)	—	(612)

Closing net book amount	—	—	—

At 1 January 2011
Cost	89,291	—	89,291
Accumulated amortisation	(89,291)	—	(89,291)
Accumulated impairment losses	—	—	—

Net book amount	—	—	—

Year ended 31 December 2011
Opening net book amount	—	—	—
Additions	—	—	—
Disposals	—	—	—
Amortisation charge	—	—	—

Closing net book amount	—	—	—

At 31 December 2011
Cost	89,291	—	89,291
Accumulated amortisation	(89,291)	—	(89,291)
Accumulated impairment loss	—	—	—

Net book amount	—	—	—

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.

No research and development costs have been capitalised as product maturation is still within the research stage.

14.	Current liabilities – Trade and other payables

		2011 $	2010 $
Trade payables		152,621	225,837
Deferred revenue		23,072	54,928
Accrued payables		812,250	897,972

		987,943	1,178,737

Related party payables:
Directors fees payable	(i)	84,166	8,333

		1,072,109	1,187,070

(i)	Refer to note 23(d) for further detail.

51 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

15.	Current liabilities – Conversion derivative

	2011 $	2010 $
Balance at beginning of year	1,888,067	2,337,200
Conversion of convertible notes to shares	(1,327)	(42,092)
Fair value movement	(1,867,873)	(407,041)

Balance at end of year	18,867	1,888,067

The fair value movement represents the movement in the fair value of the liability arising from the ability of noteholders to convert their notes to shares. Refer to note 4 (a) for further information on fair value.

Refer to note 16 for details of the underlying financial instrument.

16.	Current liabilities – Non-interest bearing loans and borrowings

		2011 $	2010 $
Convertible notes	(i)	14,486,311	13,125,104
Short term loan	(ii)	214,848	214,848

		14,701,159	13,339,952

(i)	Secured by fixed and floating charge over the Company’s assets, matures March 2012. The Maturity date has subsequently been extended, refer note 28.
(ii)	Related party loan, refer note 26(b) for further details

a.	Convertible notes

Background

On 1 September 2006, the Company raised $27.5 million dollars under a non renounceable rights issue from existing shareholders by issuing 203,703,704 convertible notes with a three year maturity paying a 10% coupon.

On 31 July 2009, prior to maturity on 1 September 2009, shareholders and noteholders of the Company approved a modification to the terms of the notes and to the trust deed. The modification provided a further two year extension to the maturity date to 1 September 2011 of the convertible notes and created a new class of note. The new note carried identical terms to the 10% coupon note except it bore no interest and instead offered a fixed and floating charge over the Company.

Noteholders were provided the opportunity to exchange their 10% coupon notes for the same number of new secured notes plus 5 options for every 7 notes they exchanged. Refer note 20 for the option terms. 77% of noteholders elected to make the exchange.

On 29 August 2011, prior to maturity, shareholders and noteholders approved a further extension of the interest bearing and secured convertible notes to 1 March 2012.

Subsequent to year end the maturity date of both classes of convertible notes have been further extended, refer note 28 for further details.

Terms

At 31 December 2011, both classes of convertible notes have the following terms and features:

•	Face value of $0.135 per Note.

•	Mature on 1 March 2012.

•

Convertible to ordinary shares on the first business day of each quarter prior to maturity date or at maturity date except for any note holders who hold more than 5% of notes on issuance may convert at any time.

•

Convertible at a conversion price equal to the lesser of $0.135 and 90% of the volume weighted average price per share for the preceding 30 business days prior to conversion date rounded to the nearest cent.

The 10% coupon convertible notes also:

•	bear interest at 10%pa payable quarterly in arrears,

While the secured convertible notes have:

•	a fixed and floating charge over any interest of the Company

52 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

Convertible Note Accounting

Both classes of convertible notes are hybrid financial instruments, a note payable host contract and conversion feature. The conversion feature has been separated from its host contract because the conversion derivative is not closely related to the loan host. The conversion feature is accounted for as a derivative liability because the feature could require a variable number of shares to be issued upon conversion of each note.

Upon initial recognition, the proceeds from issuance are first allocated to the fair value of the conversion derivative. The remaining proceeds are allocated to the note payable host contract. Subsequently, the conversion derivative is measured at fair value with changes recognised through profit and loss and presented as fair value movement in derivative in the statement of comprehensive income. The note payable host contract is subsequently measured at amortised cost.

The exchange from 10% coupon notes to secured notes in 2009 along with the extension to the maturity date were accounted for as an extinguishment and reissue of debt in accordance with the Company’s accounting policy, refer note 2 (t). The extension to the notes term on 29 August 2011 has been recorded as a modification in the terms of the notes.

	2011 $	2010 $
Balance at beginning of year	13,125,104	11,496,248
Transaction costs	(37,782)	—
Accretion expense	1,384,949	1,845,539
Transaction costs amortisation	25,188	—
Conversion of convertible notes to shares	(11,148)	(216,683)

Balance at end of year	14,486,311	13,125,104

	2011 Number	2010 Number
Balance at beginning of year	107,489,131	109,471,371
Conversions	(89,832)	(1,982,240)

Balance at end of year	107,399,299	107,489,131

17.	Current liabilities – Interest bearing loans and borrowings

		2011 $	2010 $
Obligations under finance leases		662	226
Convertible notes	(a)	4,364,198	4,198,551

		4,364,860	4,198,777

a.	Convertible notes

Refer to note 16 for further information on the Convertible Note terms.

	2011 $	2010 $
Balance at beginning of year	4,198,551	4,065,240
Transaction costs	(11,381)	—
Accretion expense	171,019	217,328
Transaction costs amortisation	7,588	—
Conversion of convertible notes to shares	(1,579)	(84,017)

Balance at end of year	4,364,198	4,198,551

	2011 Number	2010 Number
Balance at beginning of year	32,367,720	33,040,799
Conversions	(12,223)	(673,079)

Balance at end of year	32,355,497	32,367,720

53 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

18.	Current liabilities – Provisions

	Make Good $	Total $
Carrying amount at 1 January 2011	22,475	22,475
Additional provisions recognised	—	—
Amounts used during the year	(20,008)	(20,008)
De-recognition	(2,467)	(2,467)

Carrying amount at 31 December 2011	—	—

19.	Non-current liabilities – Convertible securities

During the year, the Company issued two classes of convertible securities.

a. Convertible security 1

The first convertible security has the following terms and features:

•	20,000,000 securities issued for cash consideration of $200,000

•	Face value of $0.01 per convertible security.

•	Issued on 2 December 2011.

•	Maturity date of 30 November 2016

•	Convertible at the lower of:

•	The average of the lowest five daily VWAPs from the twenty consecutive trading days immediately prior to conversion multiplied by 90% rounded to four decimal places,

•	90% of the closing bid price for shares on the date immediately prior to conversion rounded to four decimal places

•	$0.0025

•	Convertible by holder to shares at any time or mandatorily convertible at the maturity date.

At year end there were 20,000,000 of these convertible securities on issue and they had a fair value of $200,000. Refer note 4.

b.	Convertible security 2

In December 2011, we received correspondence from the Lind Partners LLC, as manager of ASOF, under which ASOF allege that Metal Storm had breached the ASOF Agreement. As a result Metal Storm issued a security with a face value $700,000 as consideration for repayment of a $470,000 loan. Consequently we recognised a $230,000 finance cost in the statement of comprehensive income.

The second convertible security has the following terms and features:

•	Face value of $700,000.

•	Issued on 28 December 2011 in exchange for short term debt having a carrying value of $470,000.

•	Maturity Date of 17 April 2013.

•	Convertible at the lower of:

•	The average of the lowest five daily VWAPs from the twenty consecutive trading days immediately prior to conversion multiplied by 90% rounded to four decimal places,

•	90% of the closing bid price for shares on the date immediately prior to conversion rounded to four decimal places

•	Convertible by holder to shares at any time in minimum amounts of $25,000 or mandatorily convertible at the maturity date.

At year end this security had a fair value of $700,000. Refer note 4. This convertible security has arisen through conversion of short term borrowings as approved by the shareholders on 8 December 2011.

	2011 $	2010 $
Convertible security 1	200,000	—
Convertible security 2	700,000	—

	900,000	—

54 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

20.	Contributed equity

	2011 $	2010 $
Ordinary shares – issued and fully paid	81,926,463	77,683,753

Issues of ordinary shares during the year		Number	Issue Price	Value
At 1 January 2010		791,858,986		70,075,033
Conversion of notes first quarter	(i)	2,201,216	$0.0200	43,920
Conversion of notes second quarter	(i)	24,664,175	$0.0093	229,740
Conversion of notes third quarter	(i)	5,246,262	$0.0100	54,240
Conversion of notes fourth quarter	(i)	1,533,937	$0.0097	14,890
Shares issued in accordance with Rights Issue		305,622,333	$0.0049	1,509,259
Exercise of Unlisted Options		52,707,495	$0.0010	52,708
Exercise of Listed Options		18,888	$0.1500	2,833
Issue of Shares		7,946,273	$0.0010	7,946
Issue of Shares		25,510,203	$0.0079	202,687
Issue of Shares		51,178,022	$0.0080	409,424
Issue of Shares		41,333,333	$0.0081	334,010
Issue of Shares		39,655,678	$0.0090	358,000
Issue of Shares		21,978,022	$0.0091	200,000
Issue of Shares		20,636,715	$0.0097	200,000
Issue of Shares		26,250,000	$0.0052	136,500
Issue of Shares		40,724,658	$0.0056	227,247
Issue of Shares		1,931,152	$0.0115	22,159
Issue of Shares		25,000,000	$0.0126	315,000
Issue of Shares		52,669,568	$0.0133	700,000
Issue of Shares		2,022,592	$0.0139	28,144
Issue of Shares		14,285,714	$0.0140	159,787
Issue of Shares		27,900,794	$0.0143	400,000
Issue of Shares		12,500,000	$0.0160	200,000
Issue of Shares		49,444,444	$0.0162	800,000
Issue of Shares		17,719,298	$0.0171	303,000
Issue of Shares		40,000,000	$0.0174	697,226

At 1 January 2011		1,702,539,758		77,683,753

Conversion of notes first quarter	(i)	416,933	$0.0100	4,094
Conversion of notes second quarter	(i)	910,318	$0.0100	9,455
Conversion of notes third quarter	(i)	—	—	—
Conversion of notes fourth quarter	(i)	50,490	$0.0100	505
Shares issued in accordance with Rights Issue		509,732,686	$0.0030	1,529,197
Rights issue costs		—	—	(76,412)
Exercise of options		7,212	$0.0010	7
Issue of Shares		135,166,667	$0.0030	405,500
Issue of Shares		75,444,302	$0.0040	301,777
Issue of Shares		172,766,209	$0.0050	863,844
Issue of Shares		48,177,723	$0.0052	250,293
Issue of Shares		5,888,944	$0.0060	35,334
Issue of Shares		81,000,000	$0.0067	542,700
Issue of Shares		31,600,000	$0.0070	221,200
Issue of Shares		13,777,022	$0.0080	110,216
Issue of Shares		5,000,000	$0.0090	45,000

At 31 December 2011		2,782,478,264		81,926,463

i	Issue price is based on calculation in accordance with Convertible Note terms. Value is based on the amortised cost of the notes converted.

55 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

a.	Movement in listed options

The following table illustrates the number and weighted average exercise price (WAEP) of share options granted during the year under the constitution.

	Number 2011	WAEP 2011	Number 2010	WAEP 2010
Outstanding at beginning of the year	27,856,846	0.150	—	—
Granted during the year	—	—	27,875,734	0.15
Exercised during the year	—	—	(18,888)	0.15
Expired during the year	(27,856,846)	0.150	—	—

Outstanding at the end of the year	—	—	27,856,846	0.15

Exercisable at the end of the year	—	—	27,856,846	0.15

b.	Movement in unlisted options

During the year the Company issued unlisted options to participants in the rights and under certain subscription agreements.

	Number 2011	WAEP 2011	Number 2010	WAEP 2010
Outstanding at beginning of the year	1,264,202,517	0.016	90,195,809	0.036
Granted during the year	248,033,333	0.015	1,238,067,976	0.015
Exercised during the year	(7,212)	0.001	(60,653,768)	0.001
Expired during the year	(7,777,500)	0.149	(3,407,500)	0.400

Outstanding at the end of the year	1,504,451,138	0.015	1,264,202,517	0.016

Exercisable at the end of the year	1,504,451,138	0.015	1,259,202,517	0.016

Refer note 31 for further details.

21.	Reserves

		2011 $	2010 $
Unlisted option reserve		5,926,065	5,637,859
Listed option reserve		6,921,446	6,921,446
Accumulated translation reserve		(48,129)	(48,129)

		12,799,382	12,511,176

Movements:
Unlisted option reserve
Balance at 1 January		5,637,859	3,641,736
New Issues		276,866	1,996,123
Expenses recognised	31	11,340	—

Balance at 31 December		5,926,065	5,637,859

Listed option reserve
Balance at 1 January		6,921,446	6,893,566
Issue of options		—	27,880

Balance at 31 December		6,921,446	6,921,446

Accumulated translation reserve
Balance at 1 January		(48,129)	(65,278)
Currency translation differences		—	17,149

Balance at 31 December		(48,129)	(48,129)

56 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

Nature and purpose of reserves

i.	Unlisted options reserve

The options reserve is used to record the share options issued to Directors, employees, consultants and owners.

ii.	Listed options reserve

The listed options reserve is used to record the receipt on allotment of listed options issued under the renounceable rights issue.

iii.	Accumulated translation reserve

The accumulated translation reserve is used to record the exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currencies are different from the parent.

a.	Listed option issues

On 24 September 2009, options were issued in connection with the secured convertible notes and are accounted for separately because they may be transferred independently from the secured notes. Refer note 16.

The options had the following terms and features:

•	Each Option entitles the holder to subscribe for one ordinary share upon exercise

•	Fixed exercise price of $0.15

•	Exercisable anytime between issuance and 1 September 2011

Upon issue of the secured notes, 5 unlisted options were issued to secured noteholders for every 7 secured notes issued.

b.	Unlisted option issues

During 2011, 243,000,000 options were issued as part of equity placements. The options have an exercise price of $0.015 and are exercisable anytime between grant date and 13 September 2013.

A further 2,333,333 options were issued with an exercise price of $0.001 with an exercise price of $0.001 and are exercisable anytime between grant date and 12 September 2013.

2,700,000 options were issued with an exercise price of $0.001 and are exercisable anytime between grant date and 12 September 2013.

In 2010, 1,108,116,999 options were issued with an exercise price of $0.015 and are exercisable anytime between grant date and 13 September 2013.

101,062,425 options were issued with an exercise price of $0.018 and are exercisable anytime between grant date and 23 February 2011.

16,619,741 options were issued with an exercise price of $0.001 and are exercisable anytime between grant date and 24 February 2012.

8,000,000 options were issued with an exercise price of $0.035 and are exercisable anytime between grant date and 11 February 2013.

4,268,811 options were issued with an exercise price of $0.035 and are exercisable anytime between grant date and 16 April 2013.

57 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

c.	Unlisted options issued

At 31 December the following unlisted options were on issue:

Expiry Date	Exercise Price $	2011 Number	2010 Number
31 March 2011	0.400	—	193,750
28 April 2011	0.400	—	940,000
30 June 2011	0.400	—	818,750
02 July 2011	0.010	—	5,000,000
30 September 2011	0.400	—	125,000
27 October 2011	0.400	—	506,250
31 December 2011	0.400	—	193,750
23 Feb 2012	0.018	101,062,425	101,062,425
08 March 2012	0.180	1,000,000	1,000,000
31 March 2012	0.400	193,750	193,750
30 June 2012	0.400	193,750	193,750
24 September 2012	0.001	35,215,403	32,889,282
30 September 2012	0.400	193,750	193,750
31 December 2012	0.400	168,750	168,750
11 Feb 2013	0.035	8,000,000	8,000,000
31 March 2013	0.400	168,750	168,750
16 April 2013	0.035	4,268,811	4,268,811
30 June 2013	0.400	168,750	168,750
12 September 2013	0.001	2,700,000	—
13 September 2013	0.015	1,351,116,999	1,108,116,999

		1,504,451,138	1,264,202,517

22.	Accumulated losses

	2011 $	2010 $
Balance at 1 January	(108,684,314)	(99,746,061)
Net loss	(6,033,218)	(8,938,253)

Balance at 31 December	(114,717,532)	(108,684,314)

23.	Key management personnel disclosures

a.	Key management personnel compensation

	2011 $	2010 $
Short-term employee benefits	1,277,289	1,556,288
Post-employment benefits	65,941	86,672
Share-based payments	—	15,000

	1,343,230	1,657,960

58 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

b.	Equity instrument disclosures relating to key management personnel

i.	Options provided as remuneration and shares issued on exercise of such options

During the financial year no options were granted to key management personnel in respect of remuneration for the 2011 financial year (2010: nil). No key management personnel exercised any options during the year.

ii.	Option holdings

The numbers of options over ordinary shares in the Company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.

2011

Name	Balance at start of the year	Granted as compensation	Exercised	Expired	Balance at end of the year	Vested and exercisable	Unvested
Directors
TJ O’Dwyer	839,546	—	—	—	839,546	839,546	—
L J Finniear	1,335,298	—	—	—	1,335,298	1,335,298	—
J R Nicholls	—	—	—	—	—	—	—
T W Tappenden	75,000	—	—	—	75,000	75,000	—
W Henkel	—	—	—	—	—	—	—
Other key management personnel of the group
B I Farmer	544,407	—	—	—	544,407	544,407	—
P D Faulkner	200,000	—	—	100,000	100,000	100,000	—
N J Partridge	—	—	—	—	—	—	—
G A Orrison	—	—	—	—	—	—	—

	2,994,251	—	—	100,000	2,894,251	2,894,251	—

2010

Name	Balance at start of the year	Granted as compensation	Options purchased under Rights Issue	Exercised	Expired	Balance at end of the year	Vested and exercisable	Unvested
Directors
TJ O’Dwyer	48,311	—	791,235	—	—	839,546	839,546	—
L J Finniear	1,000,000	—	335,298	—	—	1,335,298	1,335,298	—
J R Nicholls	—	—	—	—	—	—	—	—
T W Tappenden	—	—	75,000	—	—	75,000	75,000	—
W Henkel	—	—	—	—	—	—	—	—

Other key management personnel of the group
P R Wetzig	—	—	120,000	—	—	120,000	120,000	—
B I Farmer	—	—	544,407	—	—	544,407	544,407	—
P D Faulkner	200,000	—	—			200,000	200,000	—
D M Pashen	—	—	2,400,000	—	—	2,400,000	2,400,000	—
N J Partridge	—	—	—	—	—	—	—	—
G A Orrison	—	—	—	—	—	—	—	—

	1,248,311	—	4,265,940	—	—	5,514,251	5,514,251	—

All vested options are exercisable at the end of the year.

59 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

iii.	Share holdings

The numbers of shares in the Company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.

2011	Balance at start of the year	Changes during the year	Balance at end of the year
Directors
T J O’Dwyer	1,318,724	1,318,725	2,637,449
L J Finniear	558,828	558,828	1,117,656
J R Nicholls	—	—	—
T W Tappenden	125,000	—	125,000
W Henkel	—	—	—

Other key management personnel of the group
B I Farmer	500,000	500,000	1,000,000
P D Faulkner	—	—	—
N J Partridge	—	—	—
G A Orrison	—	—	—

	2,502,552	2,377,553	4,880,105

2010	Balance at start of the year	Changes during the year	Balance at end of the year
Directors
T J O’Dwyer	1,054,979	263,745	1,318,724
L J Finniear	447,062	111,766	558,828
J R Nicholls	—	—	—
T W Tappenden	100,000	25,000	125,000
W Henkel	—	—	—

Other key management personnel of the group
B I Farmer	318,531	181,469	500,000
P D Faulkner	—	—	—
N J Partridge	—	—	—
G A Orrison	—	—	—
P R Wetzig	44,106	40,000	84,106
D M Pashen	209,265	800,000	1,009,265

	2,173,943	1,421,980	3,595,923

c.	Loans to key management personnel

There were no loans to key management at 31 December 2011 or 31 December 2010.

d.	Other transactions and balances with key management personnel

At 31 December the following Directors’ fees were payable to directors in relation to the financial year then ended:

	2011 $	2010 $
T J O’Dwyer	26,667	—
J R Nicholls	16,666	—
T W Tappenden	20,000	—
W Henkel	20,833	8,333

	84,166	8,333

60 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

24.	Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the Company, its related practises and non-related firms:

a.	Audit Services

	2011 $	2010 $
PricewaterhouseCoopers
Audit and review of financial statements	332,850	305,000
Other assurance services	—	30,400
Non-PricewaterhouseCoopers
Audit and review of financial statements	—	—

	332,850	335,400

b.	Non-audit Services

	2011 $	2010 $
PricewaterhouseCoopers
Non-audit services	—	—

25.	Commitments

a.	Operating leases

Future minimum rental payments under non-cancellable operating leases as at 31 December are as follows:

	2011 $	2010 $
Within one year	336,369	312,820
After one year but not more than 5 years	606,474	966,505
More than 5 years	—	—

Total minimum lease payments	942,843	1,279,325

b.	Finance leases

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	Minimum lease payments $	Present value of lease payments $
2011
Within one year	3,413	3,229
After one year but not more than 5 years	—	—

Total minimum lease payments	3,413	3,229
Less amounts representing finance charges	(184)	—

	3,229	3,229

2010
Within one year	4,235	3,471
After one year but not more than 5 years	3,417	3,234

Total minimum lease payments	7,652	6,705
Less amounts representing finance charges	(947)	—

	6,705	6,705

61 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

26.	Related party transactions

a.	Loans to/from related parties

Loans made to controlled entities, including wholly owned subsidiaries, outstanding at 31 December 2011 totalled $23,209,998. At 31 December 2010 these totalled $21,869,451. These amounts are eliminated upon consolidation. The loans are interest bearing and have no set repayment terms. At year end a provision for diminution in value has been taken up to the amount of $23,209,998 (2010: $21,869,451).

b.	Transactions with related parties

At year end, Backwell Lombard Capital, a company of which Mr T O’Dwyer is a principal, had an outstanding loan of $214,848 owed by Metal Storm (2010: $214,848). The loan is unsecured, has no fixed repayment dates, is at call and does not bear interest.

During the year, Mr Faulkner, an executive of the Group, loaned the Group $33,128 (2010: $97,725). This amount has been subsequently repaid. No amount was outstanding at year end. Interest of $494 was paid on this loan (2010: $5,727).

There have been no other related party transactions between the Group and its Directors or Key Management Personnel, or ‘close members’ of their family, or any entities that they control, jointly control or significantly influence that require disclosure in the financial statements under accounting standard AASB 124.

27.	Subsidiaries

	Country of Incorporation	Percentage of equity held by the Group		Investment
		2011	2010	2011	2010
Metal Storm Inc.	USA	49%	49%	2,920	2,920
ProCam Machine LLC	USA	100%	100%	—	—
Metal Storm USA Limited	USA	100%	100%	—	—
Digigun LLC	USA	100%	100%	—	—

The structure of Metal Storm Inc. allows the Group to bid directly on US defence projects such as the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the Group. Metal Storm Limited controls the operating and financial policies of Metal Storm Inc. and therefore consolidates 100%

28.	Events occurring after the end of the reporting period

On 12 January 2012, Shareholders and Noteholders resolved to extend the maturity date of the interest bearing convertible notes issued in September 2006 and secured convertible notes issued in September 2009 as well as change some of the key terms of the Notes.

The Notes have been amended to have the following terms and features:

•	Mature on 1 March 2015.

•

Convertible at a conversion price equal to the lesser of A$0.0105 or 90% of the average of the five lowest daily VWAPs during the 20 Business Days immediately preceding the Conversion Date, with the resultant number being rounded down to four decimal places.

All other terms and conditions remain the same.

These changes represent a significant change to the terms and conditions of the Notes and materially affect the cash flows associated with the notes. In that respect the change to the Notes terms are treated as an extinguishment and reissue of debt on 12 January 2012.

This will require the Notes to be recorded at their fair value in financial statements. The difference between their carrying value at 12 January 2012 and their fair value is recognised in the statement of comprehensive income as a gain on extinguishment. At 12 January 2012, the Notes had a fair value of $7,071,593 resulting in a gain on extinguishment of $11,795,305. This will be recognised in the year ending 31 December 2012.

The conversion derivative was also revalued at 12 January 2012 and a change in its fair value is recognised in the statement of comprehensive income as a fair value movement in the conversion derivative. The fair value movement to be recognised in the year ending 31 December 2012 is ($4,089,791).

On 2 April 2012, the Company announced it had entered in to a Subscription Agreement with Luxinvest Capital Advisors S.A. for $350,000.

62 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

29.	Reconciliation of loss after income tax to net cash inflow from operating activities

	2011 $	2010 $
Net Loss	(6,033,218)	(8,938,253)
Adjustments for:
Depreciation and amortisation	94,218	94,839
Accretion expense	1,555,968	2,062,867
Amortisation of transaction costs	(16,388)	1,552,878
Net loss of disposal of plant and equipment	25,303	—
Foreign exchange differences	(744)	15,414
Fair value of services paid for via issue of options	11,340	209,435
Fair value of services paid for via issue of shares	470,500	82,553
Fair value adjustment to conversion derivative	(1,867,873)	(407,041)
Interest received	(9,023)	(23,458)

Changes in assets and liabilities:
(Increase) / decrease in trade and other receivables	262,718	(51,937)
(Increase) / decrease in prepayments	55,908	(140,071)
(Decrease) / increase in trade and other payables	(114,961)	(478,162)
(Decrease) / increase in provisions	(22,475)	(138,034)
(Decrease) / increase in other liabilities	245,545	(30,630)

Net cash used in operating activities	(5,343,182)	(6,189,600)

a.	Non-cash financing and investing activities

During 2011, 102,055 convertible notes were converted to 1,377,741 shares (2010: 2,655,319 notes to 43,944,374 shares).

In December 2011, a $470,000 loan was exchanged for 1 convertible security with a face value of $700,000 (2010: nil).

30.	Earnings per share

a.	Basic and diluted earnings per share

	2011 $	2010 $
Loss for the year	(6,033,218)	(8,938,253)
Basic and diluted earnings per share (cents per share)	(0.3)	(0.6)

b.	Weighted average number of shares used as the denominator

	2011 Number	2010 Number
Weighted average number of ordinary shares for basic and diluted earnings per share	2,030,705,830	1,380,734,227

Earnings per share has been restated to incorporate the effect of bonus issues of shares. The weighted average number of shares has been increased by the inclusion of shares issued subsequent to the end of the financial period which were issued for consideration at less than market value.

c.	Information concerning the classification of securities

The following table summarises the convertible notes, listed options, convertible securities and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive.

	2011 Number	2010 Number
Interest bearing convertible notes	436,799,209	436,964,220
Secured convertible notes	1,449,890,536	1,451,103,268
Listed options	—	27,856,846
Unlisted convertible securities	100,000,000	—
Unlisted convertible securities	777,777,778	—
Unlisted options	1,504,451,138	1,264,202,517

63 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

31.	Share-based payments

a.	Securities issued at the discretion of the Board

The Board issues shares and options at their absolute discretion to employees as part of executive and employee remuneration packages and to third parties as part of capital raising transactions.

The fair value of share issues are estimated at grant date based on the Company’s share price on that day.

The fair value of option issues are estimated at the date of grant using the Black-Scholes option pricing model. The following inputs were used in determining the value of options.

•	Expected volatility – calculated using historical information for a period equivalent to the expected life of the option dated back from the grant date of the options.

•	Risk-free interest rate – based on the implied yield on zero coupon Australian Government bonds with a maturity equal to the expected life of the option.

•	Expected life of the option – range from four to eight years determined by the terms of the option agreement and managements’ assessment of when the option will be exercised.

•	Option exercise price – as per option terms.

•	Share price – share price at grant date of the option.

b.	Expenses arising from share based payment transactions

	2011 $	2010 $
Options granted during finance transactions	11,340	209,435
Shares granted and issued to employees	40,000	50,303

	51,340	259,738

32.	Parent Entity Disclosures

a.	Summary of financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	2011 $	2010 $
Balance Sheet
Current assets	698,972	1,397,367
Non-current assets	342,681	399,169

Total assets	1,041,653	1,796,536

Current liabilities	20,108,975	20,370,520
Non-current liabilities	904,046	—

Total liabilities	21,013,021	20,370,520

Net Liabilities	(19,971,368)	(18,573,984)

Contributed equity	81,926,463	77,683,754
Reserves	12,847,511	12,559,305
Accumulated losses	(114,745,342)	(108,817,043)

Total Equity	(19,971,368)	(18,573,984)

Loss for the year	(5,928,299)	(9,431,680)
Total comprehensive income	(5,928,299)	(9,431,680)

b.	Contingent liabilities of the parent entity

The parent entity did not have any contingent liabilities as at 31 December 2011 or 31 December 2010.

c.	Contractual commitments

The parent entity had no contractual commitments for the acquisition of property, plant or equipment as at 31 December 2011.

64 | Page

Metal Storm Limited

Directors’ Declaration

In the directors’ opinion:

a)	the financial statements and notes set out on pages 25 to 64 are in accordance with the Corporations Act 2001, including:

a.	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

b.	giving a true and fair view of the Group’s financial position as at 31 December 2010 and of their performance for the year ended on that date, and

b)	there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

Note 2(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and the chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

On behalf of the Board

T J O’Dwyer Director

Brisbane

Date: 2 April 2012

65 | Page

Independent auditor’s report to the members of

Metal Storm Limited

Report on the financial report

We have audited the accompanying financial report of Metal Storm Limited, which comprises the statement of financial position as at 31 December 2011, and the statement of comprehensive income, statement of changes in equity and statement of cash flow for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for Metal Storm Limited (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Riverside Centre, 123 Eagle Street, GPO BOX 150, BRISBANE QLD 4001

DX 77 Brisbane, Australia

T +61 7 3257 5000, F +61 7 3257 5999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Auditor’s opinion

In our opinion:

(a)	the financial report of Metal Storm Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2011 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001, and

(b)	the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 2.

Emphasis of Matter - Material Uncertainty Regarding Continuation as a Going Concern

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the group incurred a loss of $6,033,218 for the year ended 31 December 2011 and, as of that date, the group’s net liabilities totalled $19,991,687. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainty that may cast significant doubt about the group’s ability to continue as a going concern and therefore the group may be unable to realise its assets and discharge its liabilities in the normal course of business.

Report on the Remuneration Report

We have audited the remuneration report included in pages 17 to 23 of the directors’ report for the year ended 31 December 2011. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion

In our opinion, the remuneration report of Metal Storm Limited for the year ended 31 December 2011, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Robert Hubbard	Brisbane
Partner	2 April 2012

Metal Storm Limited

ASX Additional Information

As at 29 February 2012

Number and class of all securities

	Note	Number
Ordinary Share Capital	(i)	3,696,367,151
Secured Convertible Notes	(ii)	107,399,299
Interest Bearing Convertible Notes	(ii)	32,355,497
Unlisted Options		1,403,388,713

(i)	All issued ordinary fully paid shares carry one vote per share.
(ii)	The Note Holder can elect to convert some or all of their convertible notes into ordinary shares which will carry one vote per share at the maturity date (1 September 2011).

Distribution of Holders of Equity Securities

Number of Securities Held	Number of shareholders	Number of substantial secured convertible note holders	Number of substantial interest bearing convertibles note holders
1 - 1,000	1,369	50	161
1,001 - 5,000	2,285	112	231
5,001 - 10,000	1,057	70	50
10,001 - 100,000	2,784	118	98
100,001 and over	2,157	17	14

	9,652	367	554

Holdings less than a marketable parcel

	Number	Percentage
Substantial Ordinary Shareholders
National Nominees Limited	202,480,560	5.5%

Substantial Secured Convertible Note Holders
Paul Francis Cullen + Michael Kevin Hansel <Hopgoodganim Lawyers A/C>	97,902,659	91.2%

Substantial Interest Bearing Convertible Note Holders
PNG Ports Corporation Limited	22,500,000	69.5%
Mr Andrew Winston Doyle	1,870,608	5.8%

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Metal Storm Limited

ASX Additional Information (cont.)

Twenty Largest Holders of Ordinary Shares

Rank	Name	Units	%
1.	NATIONAL NOMINEES LIMITED	202,480,560	5.48
2.	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	177,141,409	4.79
3.	PERSHING AUSTRALIA NOMINEES PTY LTD <VERITAS ACCOUNT>	57,916,667	1.57
4.	MR JAMES MICHAEL O’DWYER	57,011,770	1.54
5.	MR ANDREW WINSTON DOYLE	55,555,555	1.50
6.	MR GORDON MENZIES WILSON	50,032,119	1.35
7.	MR STEPHEN PERROTT	50,000,000	1.35
8.	TRAVIS REDDY + ELINA REDDY <WAYPOINT SUPERANNUATION A/C>	47,984,127	1.30
9.	CITICORP NOMINEES PTY LIMITED	45,973,603	1.24
10.	DUTCHESS OPPORTUNITY FUND II LP	42,614,736	1.15
11.	MR PHILIP GLENN BAILEY	38,890,154	1.05
12.	MR JOSEPH WAH MUN CHAN + MRS TSANG KIM CHONG CHAN	36,000,000	0.97
13.	MR KAI LIU	35,000,000	0.95
14.	BABYROAD PTY LTD <HALL MORGAN S/F A/C>	34,859,195	0.94
15.	MR PAUL JEREMY HAY	34,045,218	0.92
16.	MR MARK PETER O’BRIEN + MRS LOUISE MARGARET MARTHA O’BRIEN	30,000,000	0.81
17.	MRS JOELLE MARIE PEARN	28,144,000	0.76
18.	MR RENE ANTHONY VAN DER LAAN	27,252,906	0.74
19.	MR ANDREW RASZEWSKI	27,000,000	0.73
20.	MR MYRON LUKE CAUSE + MRS SANDRA DIANNE CAUSE <CAUSE SUPER FUND A/C>	25,304,180	0.68

		1,103,206,199	29.82

Twenty Largest Holders of Secured Convertible Notes

Rank	Name	Units	%
1.	PAUL FRANCIS CULLEN + MICHAEL KEVIN HANSEL <HOPGOODGANIM LAWYERS A/C>	97,902,659	91.16
2.	MR GRAHAM BUGDEN	1,000,000	0.93
3.	MS INVESTMENTS NO 2 PTY LTD	1,000,000	0.93
4.	MR MICHAEL GRANT RING	492,595	0.46
5.	MURRELL AAA PTY LTD	402,112	0.37
6.	MRS WENDY O’MORE	332,384	0.31
7.	LISAB PTY LTD	260,000	0.24
8.	MR DEAN BUTTON	243,292	0.23
9.	CARMANT PTY LTD <CARMANT SUPER FUND A/C>	205,939	0.19
10.	MRS SILKE PANOS + MR CHARLES PANOS	197,129	0.18
11.	MR CONRAD SILVESTER + MRS JANE ELEANOR SILVESTER <C & J SILVESTER S/FUND A/C>	196,893	0.18
12.	MR ANDREW BUGDEN	150,000	0.14
13.	MR ROGER MORGAN	131,172	0.12
14.	DAYDREAMERS PTY LTD <THE DAYDREAMERS FUND A/C>	130,076	0.12
15.	MAXWILD PTY LTD <MAXWILD SUPER FUND ACCOUNT>	119,995	0.11
16.	MR MICHAEL ANDREW PETTY + MRS SUSAN LILLIAN PETTY <MSP SUPERANNUATION FUND A/C>	112,308	0.10
17.	ABBOTSFIELD PTY LTD <BOLTE SUPER FUND A/C>	108,398	0.10
18.	MS WENDY O’MORE	100,000	0.09
19.	G COOPER PTY LTD	93,020	0.09
20.	MR DAVID ARTHUR BEAMISH	92,368	0.09

		103,270,340	96.14

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Metal Storm Limited

ASX Additional Information (cont.)

Twenty Largest Holders of Interest Bearing Convertible Notes

Rank	Name	Units	%
1.	PNG PORTS CORPORATION LIMITED	22,500,000	69.54
2.	MR ANDREW WINSTON DOYLE	1,870,608	5.78
3.	RAIBUS SECURITY SERVICES LTD	1,051,961	3.25
4.	DUPA LTD	861,775	2.66
5.	MR ALFRED JOHN MILANI + MRS JENNIFER JAYE MILANI <POTTS POINT INVESTMENTS A/C>	750,000	2.32
6.	KEONG LIM PTY LIMITED <SK LIM FAMILY A/C>	313,247	0.97
7.	MR STEPHEN DAVID VEALE	201,870	0.62
8.	EVANGELICAL CHURCH OF PAPUA NEW GUINEA	162,500	0.50
9.	MR CHRISTOPHER IAN WALLIN + MS FIONA KAY WALLIN + MS ANN CATHERINE WALLIN <CHRIS WALLIN SUPERFUND A/C>	149,589	0.46
10.	JP MORGAN NOMINEES AUSTRALIA LIMITED <CASH INCOME A/C>	124,780	0.39
11.	EST MS LORNA MAY BACKHOUSE	119,193	0.37
12.	MUSIROU MANDIOL	112,931	0.35
13.	MR ARTHUR MATTHEW BUGDEN + MRS WENDY JOYCE BUGDEN	111,591	0.34
14.	MRS LAUREN MAREE CRAIG	102,888	0.32
15.	MINICA TOLIMANARAM	100,000	0.31
16.	MACGLADE PTY LTD	95,165	0.29
17.	INTEGRATED SALES & MARKETING PTY LTD	88,864	0.27
18.	MS BOKASI JUDY YANAPE OLAWE	87,500	0.27
19.	WONUHALI OLAWE <OLAWE FAMILY A/C>	87,500	0.27
20.	MR FRED URARU	87,500	0.27

		28,979,462	89.55

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Metal Storm Limited
ABN 99 064 270 006 PO Box 3221 Dara QLD 4076 Australia Tel: +61 7 3147 8600 Fax: +61 7 3147 8610 www.metalstorm.com